Rule 424(b)(3)
                                                            File No. 333-73073

                                  [Executive Risk Inc. LOGO]

                                                                 June 11, 1999

Dear Stockholders:

               We are pleased to inform you that Executive Risk has signed a merger agreement with The Chubb Corporation. As a result of the proposed merger, each of your Executive Risk shares will be converted into 1.235 Chubb shares and Executive Risk will become a wholly owned subsidiary of Chubb. Chubb shares trade on the New York Stock Exchange under the symbol "CB".

               Executive Risk has scheduled a special meeting of its stockholders to be held on July 19, 1999 to consider and vote on the merger agreement. We cannot complete the merger without the approval of the holders of a majority of the outstanding shares of Executive Risk common stock.

               After careful consideration, your board of directors has unanimously approved the merger agreement and determined that the merger is in the best interest of Executive Risk and its stockholders. The board of directors unanimously recommends that you vote FOR the merger agreement.

               In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached proxy statement/prospectus, including the opinions of Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Smith Barney Inc. to the effect that the merger consideration is fair to Executive Risk stockholders from a financial point of view.

               Your vote is very important. Please promptly complete, date, sign and return the enclosed proxy card in the prepaid envelope enclosed to ensure that your shares will be represented at the special meeting. If you do not vote at all, it will, in effect, count as a vote against the merger.

               We look forward to the successful combination of Executive Risk and Chubb and to your continued support as a stockholder of Chubb.

               On behalf of the board of directors of Executive Risk, we urge you to vote "FOR" approval of the merger and the related merger agreement.

                                        Sincerely,



_______________________________         __________________________________
Robert H. Kullas                        Stephen J. Sills
Chairman of the Board                   President and Chief Executive Officer

See "Risk Factors" beginning on page 10 for a discussion of risks which should be considered by stockholders with respect to the merger.

Neither the Securities and Exchange Commission nor any state securities regulators have approved the Chubb common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated June 11, 1999 and was first mailed to stockholders on June __, 1999.

                              EXECUTIVE RISK INC.
                              Tower Business Park
                              82 Hopmeadow Street
                        Simsbury, Connecticut 06070-7683

                   Notice of Special Meeting of Stockholders
                          To be held on July 19, 1999


To the Stockholders of Executive Risk Inc.:

               Notice is hereby given that a special meeting of stockholders of Executive Risk Inc. will be held at the principal offices of Executive Risk at the Tower Business Park, 82 Hopmeadow Street, Routes 10 & 202, Simsbury, Connecticut, on the 19th day of July, 1999 at 10:00 a.m. for the following purposes:

               Item 1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger among Executive Risk, The Chubb Corporation and a wholly owned subsidiary of Chubb.

               Item 2. To transact any other business as may properly be brought before the meeting or any adjournment of the meeting.

               These items of business are described more fully in the proxy statement/prospectus attached to this Notice.

               Only holders of record of Executive Risk stock at the close of business on June 17, 1999 will be entitled to notice of, and to vote at, the special meeting.

               Your vote is important. If you don't vote at all, it will, in effect, count as a vote against the merger. Whether or not you expect to be present at the meeting, we request that you date and sign the enclosed proxy and return it as soon as possible in the addressed envelope provided. If you attend the meeting you may revoke your proxy and vote in person.

                                         By Order of the board of directors


                                         James A. FitzPatrick, Jr.
                                         Secretary

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE
  MERGER......................................................................1

WHO CAN HELP ANSWER YOUR
  QUESTIONS...................................................................1

SUMMARY.......................................................................2
The Companies.................................................................2
The Merger....................................................................2
Selected Financial Information................................................5
Chubb.........................................................................5
Executive Risk................................................................7
Historical and Pro Forma Per Share Data.......................................8
Comparative Market Price Information..........................................9

RISK FACTORS.................................................................10
If the price of the Chubb common stock decreases, then the value of Chubb common shares that Executive Risk stockholders will receive in the merger will decrease..............................................................10
Difficulties associated with integrating Chubb and Executive Risk could have an adverse effect on Chubb's ability to realize cost savings expected to result from the merger.........................................10
Executive officers and directors of Executive Risk have potential conflicts of interest in the merger........................................10
Forward-looking statements may prove
  inaccurate.................................................................10

THE MERGER...................................................................12
General......................................................................12
Background of the Merger.....................................................12
Merger Factors Considered by Chubb...........................................14
Merger Factors Considered by Executive Risk;
  Recommendation of the Executive Risk Board.................................15
Material Federal Income Tax Consequences.....................................17
Accounting Treatment.........................................................18
Regulatory Matters...........................................................18
No Appraisal Rights..........................................................19
Stock Transfer Restriction Agreements........................................19

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION................................................................21

OPINIONS OF FINANCIAL ADVISORS...............................................22
Opinion of Donaldson, Lufkin & Jenrette Securities
  Corporation................................................................22
Opinion of Salomon Smith Barney Inc..........................................29

INTERESTS OF THE EXECUTIVE OFFICERS AND DIRECTORS OF EXECUTIVE RISK IN THE
    MERGER...................................................................41

PRINCIPAL PROVISIONS OF THE MERGER
    AGREEMENT................................................................44
General......................................................................44
Consideration to be Received in the Merger...................................44
Exchange of Shares...........................................................44
Representations and Warranties...............................................45
Covenants....................................................................45
Conditions to the Consummation of the Merger.................................50
Termination..................................................................51
Termination Fees Payable by Executive Risk...................................52
Expenses.....................................................................52
Stock Option Agreement.......................................................52
Voting Agreement.............................................................54

VOTING SECURITIES AND THEIR
    HOLDERS..................................................................55

THE SPECIAL MEETING..........................................................56
Time and Place; Purpose......................................................56
Voting Rights; Votes Required for Approval...................................56
Voting of Proxies............................................................56

COMPARISON OF STOCKHOLDER RIGHTS.............................................58
State Anti-Takeover Laws.....................................................66
Stockholder Rights Plans.....................................................68
Listing or Quotation of Chubb Common Shares; Delisting of Executive Risk
  Common Stock...............................................................71

LEGAL MATTERS................................................................72

EXPERTS......................................................................72

FUTURE STOCKHOLDER PROPOSALS.................................................72

WHERE YOU CAN FIND MORE INFORMATION..........................................73

LIST OF ANNEXES
      Annex A  Agreement and Plan of Merger
      Annex B  Stock Option Agreement
      Annex C  Voting Agreement
      Annex D  Opinion of Donaldson,
               Lufkin & Jenrette
               Securities Corporation
      Annex E  Opinion of Salomon Smith
               Barney Inc.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:  What do I need to do now?

A: Just indicate on your proxy card how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: No. You should instruct your broker to vote your shares, following the directions provided by your broker. Your failure to instruct your broker will be the equivalent of voting against the merger.

Q:  Should I send in my stock certificates now?

A: No. Chubb will send instructions to you on how to exchange your stock certificates for Chubb stock certificates after the merger is completed.

Q:  Can I change my vote after submitting my proxy card?

A: Yes. Any person who submits a proxy in connection with this solicitation may revoke the proxy at any time before it is voted. The proxy may be revoked in writing, or by appearing at the special meeting and voting in person. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions. You may find further details on how to revoke your proxy on page 56.

Q:  What happens to my future dividends?

A: We expect no changes in Chubb's or Executive Risk's dividend policies before the merger. Chubb's quarterly dividend is expected to continue to be $.32 per common share.

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as soon as possible. We hope to complete the merger in July 1999.


                       WHO CAN HELP ANSWER YOUR QUESTIONS

        If you have more questions about the merger you should contact:

                              Executive Risk Inc.
                              82 Hopmeadow Street
                                 P.O. Box 2002
                        Simsbury, Connecticut 06070-7683
                          Attention: Timothy J. Curry
                          Phone Number: (860) 408-2000

                  If you would like additional copies of this
                         document, you should contact:

                              Georgeson & Co. Inc.
                               Wall Street Plaza
                               New York, NY 10005
                          Phone Number: (800) 223-2064


                                    SUMMARY

               This summary contains selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read this entire document carefully, including the Annexes, and the documents to which we refer. The SEC allows Chubb and Executive Risk to "incorporate by reference" information into this document, which means that Chubb and Executive Risk can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. The previously filed documents contain important information about Chubb and Executive Risk and their financial performance. A list of documents we incorporate by reference appears under the heading "Where You Can Find More Information" on page 73.

                                 The Companies

The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615
Telephone: (908) 903-3561

               Chubb is a holding company whose subsidiaries form a leading global specialty property and casualty insurance organization known for its strength in executive protection and financial institution markets, particularly directors and officers, errors and omissions, fiduciary and fidelity coverages. These subsidiaries also engage in other commercial lines of property and casualty insurance and have a large and profitable personal lines business. Chubb and its subsidiaries have approximately 10,700 employees worldwide with gross written premiums for 1998 of approximately $6 billion.

Executive Risk Inc.
82 Hopmeadow Street
P.O. Box 2002
Simsbury, Connecticut 06070-7683
Telephone: (860) 408-2000

               Executive Risk is a specialty insurance holding company focused on the directors and officers, professional liability, errors and omissions and ancillary markets. Executive Risk offers a wide range of innovative directors and officers and errors and omissions coverages. Executive Risk has almost 600 employees. Executive Risk's gross written premiums for 1998 were approximately $500 million.

                                   The Merger

                What Executive Risk Stockholders Will Receive in the Merger

               You will receive 1.235 Chubb shares for each Executive Risk share you hold. Instead of fractional Chubb shares, you will be paid cash. Based on the number of shares of Executive Risk common stock outstanding on June 10, 1999 and the closing price of $69.44 per share of Chubb stock on that date, Chubb would issue approximately 14.28 million shares to the stockholders of Executive Risk with an aggregate value of approximately $991.5 million. Because the exchange ratio is fixed, the actual value of the shares that will be issued to Executive Risk stockholders may be higher or lower, depending on the market price of the Chubb stock on the day of the closing.

               Recommendation to Stockholders (See page 15)

               Executive Risk's board of directors believes that the merger is in your best interests and unanimously recommends that you vote FOR the proposal to approve and adopt the merger agreement.

               Opinions of Financial Advisors (see page 22)

               In connection with the merger, Executive Risk's board of directors received opinions from its financial advisors, Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Smith Barney Inc. These opinions discuss the fairness from a financial point of view of the consideration to be received by Executive Risk's stockholders. We have attached the full text of these opinions as Annexes D and E to this document. These opinions describe the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the opinions. We encourage you to read and consider each opinion in its entirety. The opinions are directed to Executive Risk's board of directors and do not constitute a recommendation to any stockholder as to how that stockholder should vote in connection with the proposed merger.

               Material Federal Income Tax Consequences (See page 17)

               The receipt of shares of Chubb common stock in the merger generally will be tax free to Executive Risk stockholders for United States federal income tax purposes, except for tax on cash received for fractional shares of Chubb common stock.

               Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the applicable federal, state, local and foreign tax consequences.

               Share Ownership of Management and Directors

               On June 17, 1999, directors and executive officers of Executive Risk and their affiliates owned and were entitled to vote approximately __________ shares of Executive Risk common stock, or approximately ___% of the shares of Executive Risk common stock outstanding on the record date for the special meeting.

               The directors of Executive Risk who own shares of Executive Risk common stock have entered into a voting agreement with Chubb under which they have agreed to vote all of their Executive Risk shares in favor of the merger agreement and against any competing transaction.

               No Appraisal Rights (see page 19)

               You will not have dissenters' rights of appraisal by reason of the merger.

               Comparative Per Share Market Price and Dividend Information (see page 21)

               Chubb common shares are listed on the New York Stock Exchange under the symbol "CB". Shares of Executive Risk common stock are listed on the New York Stock Exchange under the symbol "ER". On February 5, 1999, the last full trading day prior to the public announcement of the proposed merger, the last sale price per share of Chubb common stock was $58.06 and the last sale price per share of Executive Risk common stock was $44.00. On June 10, 1999, the most recent date for which prices were available prior to the printing of this document, the last sale price per share of Chubb common stock was $69.44 and the last sale price per share of Executive Risk common stock was $84.56.

               Regulatory Approvals (see page 18)

               On February 26, 1999, the parties filed a Notification Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The waiting period under the Act applicable to the merger expired on March 28, 1999.

               Chubb has obtained the requisite approval of the insurance department of the State of Connecticut in order to close the merger and is awaiting approval of the insurance department of the State of Delaware which it expects to receive shortly.

               Interests of Executive Risk's Executive Officers and Directors in the Merger (see page 41)

               Stockholders should note that a number of Executive Risk directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the Executive Risk stockholders generally.

               Conditions to the Merger (see page 50)

               The consummation of the merger is subject to a number of conditions, including:

               o approval of the merger agreement by the Executive Risk stockholders;

               o receipt of regulatory approvals and the absence of legal restraints; and

               o receipt of legal opinions as to the treatment of the merger as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

               Termination of the Merger Agreement (see page 51)

               Executive Risk and Chubb can jointly agree to terminate the merger agreement at any time before completing the merger. In addition, either company can terminate the merger agreement if:

               o  the merger is not completed by December 31, 1999;

               o  a law or court order prohibits the merger;

               o  Executive Risk's stockholders fail to approve the merger; or

               o the other party materially breaches any of the representations or warranties it made or fails to materially comply with any of its obligations under the merger agreement and that breach is not or cannot be cured by December 31, 1999.

               Executive Risk can also terminate the merger agreement if Executive Risk's board of directors has determined that an alternative transaction with a third party is superior to the merger and that Executive Risk should enter into an agreement relating to that transaction. However, Executive Risk must give Chubb three business days to match the third party's offer before Executive Risk can terminate the merger agreement.

               Chubb can terminate the merger agreement if Executive Risk willfully and materially breaches the restrictions on its ability to negotiate with a third party concerning an alternative transaction or its agreement to call for a special meeting of stockholders. Chubb can also terminate the merger agreement if Executive Risk recommends an alternative transaction to its stockholders or if Executive Risk's board of directors changes or withdraws its recommendation of the merger proposal to its stockholders in a manner materially adverse to Chubb.

               Termination Fees and Expenses (see page 52)

               Executive Risk could be obligated to pay Chubb termination fees and expenses which could total up to $34 million if the merger agreement is terminated under specified circumstances. The amount could be up to $45 million under circumstances involving a willful and material breach by Executive Risk of the merger agreement.

               Stock Option Agreement (see page 52)

               Executive Risk has granted Chubb an option to purchase 19.9% of Executive Risk's outstanding shares at $71.70 per share exercisable under some of the circumstances under which the termination fee is payable. Chubb's profit on the option is capped at the amount of the termination fee.


                         Selected Financial Information

               The selected financial data presented below should be read in conjunction with the financial statements and the notes to the financial statements for Chubb and Executive Risk included in their respective annual reports.

Chubb

               The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 1998 have been derived from Chubb's consolidated financial statements, which have been audited by Ernst & Young LLP, Chubb's independent auditors. The data as of March 31, 1999 and 1998 and for the three months ended March 31, 1999 and 1998 have been derived from Chubb's unaudited consolidated financial statements which include, in the opinion of Chubb's management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of operations and financial position of Chubb for the periods and dates presented. Stockholders should read this data together with the audited and unaudited consolidated financial statements of Chubb, including the notes to those financial statements, included in Chubb's annual report for the year ended December 31, 1998 and quarterly report for the quarter ended March 31, 1999. See "Where You Can Find More Information" on page 73.

                               For the Three Months                                     For the
                                   Ended March 31,                              Years Ended December 31,
                              ------------------------     -----------------------------------------------------------------
                                  1999         1998           1998          1997          1996         1995           1994
                              ----------     ---------     ---------     ---------     ---------     ---------     ---------
                                                                        (in millions, except per share amounts)
Revenues
 Premiums earned............   $ 1,379.8     $ 1,314.1     $ 5,303.8     $ 5,157.4     $ 4,569.3     $ 4,147.2     $ 3,776.3
 Investment income..........       208.9         204.1         821.9         785.3         711.6         667.7         619.9
 Real estate................         9.4          24.5          82.2         616.1         319.8         287.8         204.9
 Realized investment gains..        31.5          44.6         141.9         105.2          79.8         108.8          54.1
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------
   Total revenues...........   $ 1,629.6     $ 1,587.3     $ 6,349.8     $ 6,664.0     $ 5,680.5     $ 5,211.5     $ 4,655.2
                               =========     =========     =========     =========     =========     =========     =========

Components of income from
 continuing operations*
 Property and casualty
   insurance income.........   $   166.8     $   157.3(a)  $   594.0(a)  $   669.8     $   561.3     $   562.9     $   467.2
 Real estate income (loss)..         (.5)          (.5)         (2.0)         (5.1)       (146.8)(b)       6.0          (2.0)
 Corporate income...........          .1           6.0          22.8          36.4          19.7          14.8           7.6
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------
 Operating income from
   continuing operations(c).       166.4         162.8         614.8         701.1         434.2         583.7         472.8
 Realized investment gains
   from continuing
   operations...............        20.5          29.0          92.2          68.4          52.0          70.7          35.1
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------
 Income from continuing
   operations...............   $   186.9     $   191.8(a)  $   707.0(a)  $   769.5     $   486.2     $   654.4     $   507.9
                               =========     =========     =========     =========     =========     =========     =========
Operating income from
  continuing operations per
  diluted common share(c)...   $    1.02     $     .95(a)  $    3.65(a)  $    4.00     $    2.44(b)  $    3.27     $    2.66

Income from continuing
 operations per diluted
 common share...............        1.14          1.12(a)       4.19(a)       4.39          2.73(b)       3.67          2.85
Cash dividends declared per
 common share...............         .32           .31          1.24          1.16          1.08           .98           .92

Total assets.............     $ 20,971.5    $ 19,998.5    $ 20,746.0    $ 19,615.6    $ 19,938.9    $ 19,636.3    $ 17,761.0
Invested assets..........       14,775.6      14,254.6      14,755.3      14,049.6      12,081.1      10,920.2       9,818.3
Unpaid claims............       10,514.9       9,900.3      10,356.5       9,772.5       9,523.7       9,588.2       8,913.2
Long-term debt...........          607.4         248.4         607.5         398.6       1,070.5       1,150.8       1,279.6
Stockholders' equity.....        5,650.0       5,752.9       5,644.1       5,657.1       5,462.9       5,262.7       4,247.0
Stockholders' equity per
 common share............          34.98         34.19         34.78         33.53         31.24         30.14         24.46

---------
* The federal and foreign income tax provided for each component of income represents its allocated portion of the consolidated provision.

(a) Property and casualty insurance income and income from continuing operations have been reduced by a net charge of $26.0 million or $ .15 per share for the after-tax effect of a $40.0 million restructuring charge.

(b) Real estate income and income from continuing operations have been reduced by a net charge of $160.0 million or $ .89 per share for the after-tax effect of a $255.0 million write-down of the carrying value of certain real estate assets to their estimated fair value.

(c) Operating income from continuing operations is defined as income from continuing operations excluding realized investment gains, net of tax.


Executive Risk

               The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 1998 have been derived from Executive Risk's consolidated financial statements, which have been audited by Ernst & Young LLP, Executive Risk's independent auditors. The data as of March 31, 1999 and 1998 and for the three months ended March 31, 1999 and 1998 have been derived from Executive Risk's unaudited consolidated financial statements which include, in the opinion of Executive Risk's management, all adjustments, consisting of normal recurring accruals, necessary to present fairly the results of operations and financial position of Executive Risk for the periods and dates presented. Stockholders should read this data together with the audited and unaudited consolidated financial statements of Executive Risk, including the notes to those financial statements, included in Executive Risk's annual report for the year ended December 31, 1998 and quarterly report for the quarter ended March 31, 1999.
See "Where You Can Find More Information" on page 73.

                             As of or for the Three Months                       As of or for the
                                   Ended March 31,                            Years Ended December 31,
                              ------------------------     -----------------------------------------------------------------
                                  1999         1998           1998          1997          1996         1995           1994
                              ----------     ---------     ---------     ---------     ---------     ---------     ---------
                                                                        (in millions, except per share amounts)
Revenues
 Premiums earned............. $    62.9      $    59.8      $  254.5     $   211.2     $   155.8     $   116.4     $   95.0
 Investment income...........      16.2           15.1          61.7          47.1          32.6          26.7         22.5
 Realized investment gains
   losses)...................       2.2            1.8           6.7           3.2           1.0           1.6          (.5)
 Other income................        .3             .1            .3            .2            .2            .1           .1
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------
   Total revenues............ $    81.6      $    76.8      $  323.2     $   261.7     $   189.6     $   144.8     $  117.1
                               =========     =========     =========     =========     =========     =========     =========
Components of net income*
 Operating income(a)......... $     9.8(b)   $    10.3      $   39.1(c)  $    34.4     $    27.4     $    24.3     $   19.6
 Realized investment gains
   (losses)..................       1.4            1.2           4.3           2.1            .7           1.0          (.3)
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------
   Net income................ $    11.2(b)   $    11.5      $   43.4(c)  $    36.5     $    28.1     $    25.3     $   19.3
                               =========     =========     =========     =========     =========     =========     =========
Operating income per diluted
 common share(a).............
                              $     .83(b)   $     .88      $   3.34(c)  $    3.22     $    2.61     $    2.04     $   1.72
Net income per diluted
 common share................       .95(b)         .98          3.71(c)       3.41          2.67          2.12         1.70
Cash dividends declared per
 common share................       .02            .02           .08           .08           .08           .08          .06
Total assets.................   1,897.3        1,560.9       1,866.0       1,485.8         941.2         705.9        516.7
Invested assets..............   1,249.2        1,117.3       1,249.9       1,085.2         691.0         549.9        431.8
Unpaid claims................     901.3          693.6         866.3         637.9         457.1         324.4        254.8
Long-term debt and preferred
 securities..................     200.0          200.0         200.0         200.0          70.0          25.0         25.0
Stockholders' equity.........     339.8          292.5         330.9         276.2         144.8         177.7        130.9
Stockholders' equity per
 common share................     29.59          26.87         29.77         25.48         15.52         15.46        11.38

---------
* The federal and foreign income tax provided for each component of income represents its allocated portion of the consolidated provision.

(a) Operating income is defined as net income excluding realized investment gains (losses), net of tax.

(b) Operating income and net income have been reduced by a net charge of $1.7 million or $.15 per share for the after-tax effect of a $2.6 million charge related to non-recurring merger related expenses.

(c) Operating income and net income have been reduced by a net charge of $3.8 million or $.32 per share for the after-tax effect of $5.8 million of charges related to the closing of certain operations.


                    Historical and Pro Forma Per Share Data

               The following table sets forth selected historical and pro forma combined per share data for Chubb and historical and equivalent pro forma per share data for Executive Risk. The unaudited pro forma financial data gives effect to the merger as a "purchase" under U.S. generally accepted accounting principles.

               We have based the unaudited pro forma combined income per share data upon the historical average number of outstanding Chubb common shares adjusted to include the number of Chubb common shares that would be issued in the merger based upon an exchange ratio of 1.235. We have based the unaudited equivalent pro forma per share data for Executive Risk on the unaudited pro forma combined amounts per share, multiplied by 1.235. The unaudited pro forma combined per share data and the unaudited equivalent pro forma per share data for Executive Risk do not include any cost savings or other financial or operational benefits from the merger.

               Stockholders should read the information set forth below in conjunction with the historical consolidated financial data of Chubb and Executive Risk contained in their respective annual reports.

               The merger is not a "significant business combination" for Chubb under the SEC's accounting rules. Therefore, pro forma financial information has not been included in this proxy statement/prospectus except as provided below. The combined company's operating results might have differed from the pro forma results if the companies had actually been combined during the periods presented. You should not rely on the pro forma information as being indicative of either the historical results that we would have had or the future results that we will experience after the merger is completed.


                                                                                      Pro          Executive Risk
                                                                                               ----------------------
                                                                         Chubb       Forma                 Equivalent
                                                                       Historical   Combined   Historical  Pro Forma
                                                                       ----------   --------   ----------  ----------
Three Months Ended March 31, 1999
Operating income from continuing operations per diluted common
 share (a).........................................................    $   1.02    $    .96    $    .83    $   1.19
Income from continuing operations per diluted common share.........        1.14        1.08         .95        1.33
Average common and potentially dilutive common shares outstanding
 (in millions).....................................................       163.2       177.6        11.7         n/a
Cash dividends declared per common share...........................    $    .32    $    .32    $    .02    $    .40
Book value per common share (at end of period).....................       34.98       37.00       29.59       45.70

Year Ended December 31, 1998
Operating income from continuing operations per diluted common
 share (a).........................................................    $   3.65    $   3.45    $   3.34    $   4.26
Income from continuing operations per diluted common share.........        4.19        3.98        3.71        4.92
Average common and potentially dilutive common shares outstanding
 (in millions).....................................................       168.6       183.0        11.7         n/a
Cash dividends declared per common share...........................    $   1.24    $   1.24    $    .08    $   1.53
Book value per common share (at end of period).....................       34.78       36.76       29.77       45.40

---------
(a) Operating income from continuing operations is defined as income from continuing operations excluding realized investment gains, net of tax.


                      Comparative Market Price Information

               The following table sets forth the closing prices per share of Chubb common stock and Executive Risk common stock on the New York Stock Exchange on February 5, 1999, the last trading day prior to the public announcement of the proposed merger, and on June 10, 1999, the most recent date for which prices were available prior to printing this document. The table also sets forth the value of the shares of Chubb common stock that a stockholder would have received for one share of Executive Risk common stock assuming the merger had taken place on those dates. These numbers have been calculated by multiplying 1.235, the exchange ratio of Chubb shares per Executive Risk share, by the closing price per share of Chubb common stock on each of those dates. The actual value of the Chubb common share a stockholder will receive on the date the merger takes place may be higher or lower than the prices set forth below.

                                                         Closing Price of
                        Closing Price of Chubb         Executive Risk Common            Value of Chubb
                             Common Stock                    Stock                 Common Stock Received
                        ----------------------         ---------------------       ---------------------
February 5, 1999.......         $58.06                        $44.00                        $71.70
June 10, 1999..........         $69.44                        $84.56                        $85.76


               Additional market price information is contained on page 21 under the caption "Comparative Per Share Market Price and Dividend Information."


                                  RISK FACTORS

               Executive Risk's stockholders should consider the following matters in deciding whether to vote in favor of the merger agreement. Stockholders should consider these matters in conjunction with the other information included or incorporated by reference in this document.

If the price of the Chubb common stock decreases, then the value of Chubb common shares that Executive Risk stockholders will receive in the merger will decrease.

               The value of Chubb common shares that Executive Risk stockholders will receive in the merger depends on the market price of the Chubb common stock because the exchange ratio for the shares is fixed at 1.235. Therefore, because the market price of Chubb shares fluctuates, the value at the time of the merger of the consideration to be received by Executive Risk stockholders will depend on the market price of Chubb shares at that time. There can be no assurance as to the market value at the time of the merger of the consideration to be received by Executive Risk stockholders. If the price of the Chubb common stock decreases, the value of the shares that Executive Risk stockholders will receive will also decline. For historical and current market prices of Chubb shares, see "Comparative Per Share Market Price and Dividend Information."

Difficulties associated with integrating Chubb and Executive Risk could have an adverse effect on Chubb's ability to realize cost savings expected to result from the merger.

               Although Chubb expects the combined company to realize increased revenues, together with cost savings and other financial and operating benefits from the merger, there can be no assurance regarding when or the extent to which the combined company will be able to realize these benefits. The merger involves the integration of two companies that have previously operated independently. There are numerous systems that the companies must integrate, including those involving management information, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance. Specifically, the companies have a number of information systems that are dissimilar. The companies will have to integrate, or, in some cases, replace, these systems. Difficulties associated with integrating Chubb and Executive Risk could have an adverse effect on the ability of Chubb to realize the expected financial and operating benefits of the merger.

Executive officers and directors of Executive Risk have potential conflicts of interest in the merger.

               Stockholders should be aware of a potential conflict of interest and the benefits available to executive officers and directors when considering Executive Risk's board of directors' determinations to approve the merger. As discussed below under "Interests of the Executive Officers and Directors of Executive Risk in the Merger," the executive officers and directors of Executive Risk have benefit plans that provide them with interests in the merger that are different from, or in addition to, your interests as stockholders.

Forward-looking statements may prove inaccurate.

               This document contains forward-looking statements about Chubb, Executive Risk and the combined company which Chubb and Executive Risk believe are within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this document that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. When used in this document, the words "anticipates," "believes," "expects," "intends," and similar expressions as they relate to Chubb, Executive Risk or the combined company or the management of either company are intended to identify these forward-looking statements. In making any of these statements, we believe that our expectations are based on reasonable assumptions. However, any of these statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. There are numerous important factors that could cause actual results to differ materially from those in forward-looking statements, including, but not limited to:

               (A) those discussed or identified from time to time in Chubb's or Executive Risk's public filings with the Securities and Exchange Commission;

               (B) specific risks or uncertainties associated with Chubb's or Executive Risk's expectations with respect to:

o timing, completion or tax status of the merger o the value of the merger consideration o growth prospects o market positions o distribution channels
o premiums o earnings per share o cost savings o revenue enhancements and
o profitability resulting from the merger;

               and (C) general economic conditions such as:

o changes in interest rates and the performance of the financial markets,
o changes in domestic and foreign laws, regulations and taxes, o changes in competition and pricing environments, o regional or general changes in asset valuations, o the occurrence of significant natural disasters, o the development of major Year 2000 liabilities, o the inability to reinsure their risks economically, o the adequacy of loss reserves; o general market conditions,
o competition, o pricing and o restructurings.

               The actual results, performance or achievement by Chubb, Executive Risk or the combined company could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of Chubb, Executive Risk or the combined company.


                                   THE MERGER

General

               Executive Risk and Chubb are furnishing this document to holders of Executive Risk common stock in connection with the solicitation of proxies by Executive Risk's board of directors at a special meeting of its stockholders, and at any adjournments or postponements of the meeting.

               At the special meeting, the Executive Risk stockholders will be asked to vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of February 6, 1999, among Chubb, Executive Risk and Excalibur Acquisition, Inc., a wholly-owned subsidiary of Chubb, and the transactions contemplated by the merger agreement.

               The merger agreement provides for the merger of the Chubb subsidiary, Excalibur Acquisition, Inc., with and into Executive Risk, with Executive Risk surviving the merger as a wholly-owned subsidiary of Chubb. The merger will become effective in accordance with the certificate of merger to be filed with the Secretary of State of the State of Delaware. We anticipate that the parties will make this filing as soon as practicable after the last of the conditions precedent to the merger contained in the merger agreement has been satisfied or waived. We have attached a copy of the merger agreement as Annex A to this proxy statement/prospectus.

Background of the Merger

               As part of its strategic planning, Chubb continually reviews trends and strategic opportunities in the insurance industry.

               On October 19, 1998, Dean R. O'Hare, Chairman and Chief Executive Officer of Chubb, and Stephen J. Sills, Chief Executive Officer of Executive Risk, met in New York City and discussed each person's outlook for his company's business and whether it would make sense to explore a possible business combination between the two companies.

               On November 19, 1998, Messrs. O'Hare and Sills met for a second time in New York City to refine some of the issues discussed at the October 19th meeting. Potential benefits of a possible combination were discussed; Messrs. O'Hare and Sills also examined product innovation and development, distribution channels and each organization's relative skill sets.

               On December 7, 1998, representatives of Chubb, Executive Risk, Goldman Sachs Inc. and Donaldson, Lufkin & Jenrette Securities Corporation met so that the representatives could assess their compatibility with one another, discuss industry trends, and outline in broad terms for the other the nature of its business and its organizational structure.

               On December 11, 1998, at a regularly scheduled meeting of the Chubb board of directors at which Chubb's financial advisor was present, Mr. O'Hare informed the board of the preliminary discussions with Executive Risk representatives regarding Chubb's possible acquisition of Executive Risk. A presentation for informational purposes was made about Executive Risk, describing its history, its specialty emphasis and core financial information. No action regarding Executive Risk was taken by Chubb's board at that meeting.

               On December 17, 1998, Executive Risk held a meeting of its board of directors at which Mr. Sills informed the board that preliminary discussions had been held with Chubb regarding a possible business combination. At the meeting, Donaldson, Lufkin & Jenrette Securities Corporation made a presentation regarding the possible combination with Chubb.

               On December 23, 1998, representatives of Chubb, Executive Risk, Goldman Sachs Inc. and Donaldson, Lufkin & Jenrette Securities Corporation met to discuss possibilities for cost savings and revenue enhancements and to develop financial assumptions upon which the respective valuation models of the two companies would be built.

               On January 4, 1999, Messrs. O'Hare and Sills met to discuss integration issues between the two companies. During that first week of January, there were a number of telephone conferences between Chubb representatives and Executive Risk representatives as to Chubb's preliminary valuation of Executive Risk. No agreement as to value was reached. Chubb acknowledged that any agreement would involve a substantial premium to Executive Risk's market price because Chubb believed that the then current market price of Executive Risk's stock did not adequately reflect its inherent value.

               On January 5, 1999, Chubb and Executive Risk executed a mutual confidentiality agreement. Starting on January 5, 1999, representatives of Chubb and Executive Risk met to conduct due diligence investigations of each other's businesses.

               On January 22, 1999, Executive Risk retained Donaldson, Lufkin & Jenrette Securities Corporation to act as its financial advisor with respect to the possible merger with Chubb. DLJ has been a financial advisor to Executive Risk since prior to the time Executive Risk became a public company in March 1994 and served as lead underwriter in Executive Risk's public offering and advised Executive Risk in its two follow-on equity offerings, its senior notes offering and its trust preferred securities offering between 1996 and 1997. Accordingly, Executive Risk consulted with DLJ from time to time concerning financial issues and strategic opportunities, including a possible transaction with Chubb, prior to the date Executive Risk formally retained DLJ as its financial advisor with respect to the transaction contemplated by the merger agreement.

               On January 25, 1999, at Executive Risk's annual strategic planning meeting of the board of directors, Mr. Sills reviewed with the Executive Risk board of directors the status of the due diligence investigations and other discussions between representatives of Executive Risk and Chubb.

               On January 28, 1999, Messrs. O'Hare and Sills discussed a possible exchange ratio equal to 1.235 shares of Chubb stock for each share of Executive Risk stock. Later that day, representatives of Chubb and Executive Risk met to discuss issues relating to the possible integration of their businesses. Messrs. O'Hare and Sills then authorized their respective representatives to negotiate a merger agreement.

               Because a managing director in DLJ's Mergers and Acquisitions Group is a member of the board of directors of Chubb, on February 1, 1999, Executive Risk retained Salomon Smith Barney Inc. also to act as its financial advisor with respect to the possible merger with Chubb.

               Beginning on February 1, 1999 and continuing through the execution of the merger agreement on February 6, 1999, Chubb and Executive Risk, and their respective legal and financial advisors, negotiated the terms of the merger agreement, stock option agreement and the voting agreement.

               As part of the negotiation of the merger agreement, Chubb insisted that Executive Risk agree to provisions, which would prevent Executive Risk from soliciting third parties to make a bid for Executive Risk, and agree to pay Chubb a fee if the merger agreement were terminated as a result of a third party bid. In addition, Chubb insisted that Executive Risk grant it an option to purchase 19.9% of Executive Risk shares, which if exercised by Chubb would have the effect of preventing a third party from acquiring Executive Risk in a transaction accounted for under the "pooling of interests" method. The parties held extensive negotiations regarding the circumstances under which Executive Risk could respond to a third party proposal, the amount of the termination fee payment, the conditions under which it would be paid and the circumstances under which the stock option could be exercised. As a result, Chubb's initial request for a $40 million termination fee was reduced to $30 million, or $40 million under circumstances involving a willful and material breach of the merger agreement by Executive Risk, and it was agreed that the termination fee would only be payable under circumstances in which a third party acquisition was pending. In addition, the combined value of the stock option and termination fee was limited to the value of the termination fee. These negotiations resulted in the provisions of the merger agreement described under "Principal Provisions of the Merger Agreement -- Termination" and the provisions of the stock option described under "--Stock Option Agreement."

               On February 5, 1999, at a special meeting, the Chubb board received an update regarding the transaction from Chubb's management and legal and financial advisors, and approved a proposed exchange ratio and other terms of the merger and related transactions subject to the finalization of the remaining documentation.

               The Executive Risk board of directors convened to consider the transaction on February 5, 1999. Following the conclusion of the board meeting, the negotiations resumed. All remaining material issues, including the details regarding the break-up fee (including the amount), were agreed later that evening, and on February 6, 1999, the Executive Risk board of directors approved the transaction. On February 6, 1999, Chubb and Executive Risk each executed the merger agreement and the stock option agreement, and Chubb and the directors of Executive Risk entered into the voting agreement.

               On February 8, 1999, the parties issued a joint press release announcing the merger.

Merger Factors Considered by Chubb

               In reaching its conclusion to approve the merger agreement, the Chubb board considered a number of factors, including the following material factors:

               o The solidification of Chubb's leading market positions in numerous profitable executive protection lines. Chubb believes the merger will strengthen its position in executive protection lines that Chubb believes offer attractive opportunities for profitable growth and will expand its position in specialty markets.

               o The ability of Chubb to access new distribution channels. Chubb believes that the merger will offer the combined company the opportunity to build upon Chubb's relationships with 5,000 retail independent agents and brokers worldwide and Executive Risk's relationships with more than 2,200 wholesale agents, specialty brokers and program administrators.

               o The acceleration of premium growth in attractive specialty markets. Chubb believes that the merger will provide it with the opportunity to accelerate premium growth in attractive specialty markets. Based on pro forma data, the combined company had gross written premiums in excess of $6.5 billion in 1998. In addition, Chubb's financial strength may create opportunities for restructuring a portion of Executive Risk's reinsurance arrangements.

               o The strengthening of Chubb's management team. Executive Risk will provide Chubb with a management team that is experienced in developing innovative products and producing strong growth with profitable underwriting results. Chubb believes that it can blend the strengths of the Executive Risk management team with the strengths of the Chubb management team to create an enhanced leadership team that will lead Chubb in expanding its presence in the directors and officers and errors and omissions markets.

               o Insignificant customer overlap. Due to the difference in Chubb's and Executive Risk's historical marketing approaches where Chubb has focused on larger, Fortune 500 customers, while Executive Risk has focused on small to middle market customers, Chubb believes that the merger will create very little customer overlap.

               o The creation of opportunities for cost savings in a range from $10 million to $18 million annually and other financial and operational benefits through the integration of the two companies' operations.

               o The uncertainties regarding when and the extent to which the combined company would be able to realize cost savings and other financial and operating benefits from the merger.

               o The difficulties which may be associated with the integration of Chubb and Executive Risk. The merger involves combining two companies that have previously operated independently. There are numerous systems, including information systems, that the companies have that are dissimilar. Integrating or replacing these systems could be costly and time consuming. We describe the uncertainties associated with realizing these anticipated cost savings under the heading "Risk Factors-- Difficulties associated with integrating Chubb and Executive Risk could have an adverse effect on Chubb's ability to realize cost savings expected to result from the merger".

               o Chubb's expectation that the merger will result in earnings dilution in 1999 of less than 2%. Chubb expects the merger to be slightly accretive to earnings in 2000.

               In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Chubb board of directors did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

Merger Factors Considered by Executive Risk; Recommendation of the Executive Risk Board

               In reaching its conclusion to approve the merger agreement and to recommend that stockholders vote for the merger agreement, the Executive Risk board considered a number of factors, including the following material factors:

               o Information regarding the financial condition, results of operations, business and prospects of Executive Risk and Chubb, both on a stand-alone and combined basis.

               o  Potential benefits of the merger, including:

                  o That Executive Risk stockholders would receive an ownership interest in the combined company.

                  o That Executive Risk stockholders would be able to share in the growth and prospects of the combined company, including its opportunity to achieve revenue growth and cost savings as a result of the combination.

                  o That Executive Risk's ability to offer insurance would benefit from Chubb's stronger balance sheet and financial ratings.

                  o That Executive Risk would be able to offer traditional property and casualty products ancillary to the specialty products that Executive Risk currently offers.

                  o That Executive Risk would have access to Chubb's 115 offices globally, allowing for faster expansion than available to Executive Risk absent the merger.

               o The presentations by Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Smith Barney Inc. and the opinions of these firms to the effect that, as of February 6, 1999, the dates of their opinions, and based upon and subject to the assumptions, limitations and qualifications set forth in their opinions, the consideration to be received in the merger was fair to the stockholders of Executive Risk from a financial point of view. See "Opinions of Financial Advisors" for a discussion of the factors these firms considered in rendering their opinions. We have attached copies of the firms' written opinions which describe the assumptions, limitations and qualifications as Annexes D and E to this proxy statement/prospectus.

               o The historical trading prices of the Executive Risk shares and the Chubb shares and the premium represented by the merger consideration.

               o The consideration to be received by Executive Risk stockholders in the merger, including the possibility that, because the number of Chubb shares to be issued per Executive Risk share is fixed, the value of those shares may increase or decrease.

               o That the merger is expected to be tax-free to Executive Risk stockholders. See "Material Federal Income Tax Consequences".

               o The regulatory approvals required for the merger and the estimated length of time required to consummate the merger.

               o  The terms and conditions of the merger agreement, including:

                  o That Executive Risk may provide information to and negotiate with unsolicited bidders, if the Executive Risk board determines it is required to do so to comply with its fiduciary duties.

                  o That Executive Risk may terminate the merger agreement to accept a superior proposal for a competing transaction.

                  o That Executive Risk could be obligated to pay Chubb termination fees and expenses that could total up to $34 million, or $45 million under circumstances involving a willful and material breach of the merger agreement by Executive Risk. The board believed that while the termination fee provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination with Executive Risk and the stock option agreement could prevent an alternative business combination with Executive Risk from being accounted for as a pooling of interests, these provisions would not preclude bona fide alternative proposals and that the size of the termination fee was reasonable in light of the size and benefits of the transaction. See "Principal Provisions of the Merger Agreement--Termination" and "--Stock Option Agreement" for a description of the termination fee provisions of the merger agreement and a description of the stock option agreement.

               o The risk that the expected benefits of the merger may not be realized. See "Risk Factors".

               o That the executive officers and directors of Executive Risk may be deemed to have interests in the proposed merger that are different from and in addition to the interests of Executive Risk stockholders generally. See "Interests of the Executive Officers and Directors of Executive Risk in the Merger".

               In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Executive Risk board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

               The Executive Risk board unanimously recommends that stockholders vote "FOR" approval and adoption of the merger agreement.

Material Federal Income Tax Consequences

               Tax Consequences. Dewey Ballantine LLP and Davis Polk & Wardwell have provided opinions to Executive Risk and Chubb regarding the material federal income tax consequences of the merger. These opinions have been filed with the SEC as exhibits to the registration statement related to this proxy statement/prospectus. The opinions rely on assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger in accordance with the proxy statement/prospectus and the merger agreement. The opinions also rely on representations and covenants, including those contained in officer's certificates of Executive Risk and Chubb. If any of the assumptions, representations or covenants are inaccurate, the conclusions contained in the opinions could be affected.

               The material federal income tax consequences of the merger as summarized in the opinions described above are as follows:

               o The merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

               o Executive Risk stockholders will not recognize any gain or loss upon the exchange of their Executive Risk common stock solely for shares of Chubb common stock pursuant to the merger, except with respect to any cash they receive instead of fractional shares of Chubb common stock.

               o The aggregate tax basis of the shares of Chubb common stock received solely in exchange for shares of Executive Risk common stock pursuant to the merger, including fractional shares of Chubb common stock for which cash is received, will be the same as the aggregate tax basis of the shares of Executive Risk common stock exchanged for them.

               o The holding period for shares of Chubb common stock received in exchange for shares of Executive Risk common stock pursuant to the merger will include the holding period of the shares of Executive Risk common stock exchanged for them.

               o Executive Risk stockholders who receive cash instead of fractional shares of Chubb common stock should be treated as having received the fractional shares in the merger and then as having the fractional shares redeemed by Chubb in a distribution under Section 302 of the Internal Revenue Code. Accordingly, these stockholders should generally recognize gain or loss equal to the difference, if any, between the tax basis of the fractional shares and the amount of cash received. The gain or loss generally will be capital gain or loss and, in the case of individuals, long-term capital gain or loss eligible for reduced rates of taxation if the Executive Risk stock exchanged have been held for more than one year.

               o None of Chubb, Excalibur Acquisition, Inc. or Executive Risk will recognize any gain or loss as a result of the merger.

               The tax opinions summarized above assume that you hold your shares of Executive Risk common stock as a capital asset. Further, the tax opinions do not address all of the federal income tax consequences that may be relevant to you in light of your particular circumstances; nor do the tax opinions address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code, such as:

               o  insurance companies;

               o  financial institutions;

               o  dealers in securities;

               o  traders that mark to market;

               o  tax-exempt organizations;

               o stockholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

               o stockholders who acquired the Executive Risk common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and

               o foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States.

               No information is provided in this document with respect to the tax consequences, if any, of the merger under applicable foreign, state, local and other tax laws. The tax opinions summarized above are based upon the provisions of the Internal Revenue Code, applicable Treasury regulations, and IRS rulings and judicial decisions, as in effect as of the date of this document. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of the statements or conclusions set forth in the tax opinions summarized above. No rulings have been or will be sought from the IRS concerning the tax consequences of the merger and the opinions of counsel as to the material federal income tax consequences summarized above will not be binding on the IRS or any court.

               The preceding summary of the tax opinions does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Thus, Executive Risk stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign and other applicable tax laws and the effect of any proposed changes in the tax laws.

               Other Tax Matters. It is a condition to the obligations of Executive Risk and Chubb to consummate the merger that Dewey Ballantine LLP and Davis Polk & Wardwell each render an opinion, dated as of the time of the merger, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. The parties do not currently intend to waive the condition that Dewey Ballantine LLP and Davis Polk & Wardwell will render their opinions at the time of the merger. In the unlikely event that the parties do decide to waive the condition, however, Executive Risk will recirculate this document to disclose the waiver of the condition and all related material disclosures, including the risks to Executive Risk stockholders resulting from the waiver, and will resolicit proxies from the Executive Risk stockholders.

Accounting Treatment

               The merger will be accounted for by Chubb under the "purchase" method of accounting. Under this method of accounting, the assets and liabilities of Executive Risk will be recorded at their fair value, and any excess of Chubb's purchase price over the fair value will be accounted for as goodwill. The goodwill attributable to the merger is expected to be amortized by Chubb over a period of twenty-six years. The revenues and expenses of Executive Risk will be included in Chubb's financial statements from the date of consummation of the merger.

Regulatory Matters

               The Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated under the Hart-Scott-Rodino Act, prohibit Chubb and Executive Risk from consummating the merger until they notify and furnish information to the FTC and the Antitrust Division of the United States Department of Justice and specified waiting period requirements are satisfied. On February 26, 1999, in connection with the merger, Chubb and Executive Risk each filed with the FTC and the Antitrust Division a Notification and Report Form under the Hart-Scott-Rodino Act. The waiting period under the Hart-Scott-Rodino Act expired on March 28, 1999.

               At any time before or after the completion of the merger, the Antitrust Division or the FTC could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking the divestiture of substantial assets of Chubb or Executive Risk. Private parties and the state attorneys general may also bring actions under the U.S. antitrust laws. Although Chubb and Executive Risk believe that the merger is legal under the U.S. antitrust laws, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

               Chubb and Executive Risk each conduct business in member states of the European Union, but it is not anticipated that any filing with the European Commission will be required as a result of this proposed merger. Chubb and Executive Risk also each conduct operations in a number of individual foreign jurisdictions where regulatory filings with, or notifications to, applicable commissions and other authorities may be required in connection with consummation of the merger.

               The insurance laws and regulations of all U.S. jurisdictions generally require that, prior to the acquisition of an insurance company doing business in these jurisdictions through the acquisition of or merger with the insurance company or holding company of that insurance company, the surviving company obtain the prior approval of, or file notification with and meet waiting period requirements imposed by, the insurance commissioners of these jurisdictions.

               In connection with this state approval and notification process, Chubb has made formal filing applications, called Form "A" filings, for approval of the merger with the insurance commissioners of Delaware and Connecticut, the states in which the insurance company subsidiaries of Executive Risk are domiciled. Hearings on the Form "A" filings in Connecticut and Delaware have been conducted. Chubb has received the requisite approval from the Connecticut insurance commissioner and is awaiting approval from the Delaware insurance commissioner which it expects to receive shortly. In addition, Chubb has made notice filings in other jurisdictions, including in states where Executive Risk's subsidiaries and Chubb's subsidiaries together have sufficiently large market shares in particular insurance lines to require a notification prior to merger. Approval of the merger is generally not required in these states, but state insurance departments could determine to take action to prevent or impose conditions on the merger or on any related change of control affecting Executive Risk's existing insurance licenses and authorizations.

No Appraisal Rights

               Executive Risk stockholders are not entitled to appraisal or dissenters' rights under Delaware law in connection with the merger because Executive Risk's common stock were listed on the New York Stock Exchange on the record date for Executive Risk's special meeting of stockholders, and the Chubb common shares that the Executive Risk stockholders will be entitled to receive in the merger will be listed on the New York Stock Exchange at the effective time of the merger.

Stock Transfer Restriction Agreements

               This document does not cover any resales of the Chubb common shares to be received by Executive Risk's stockholders upon consummation of the merger, and no person is authorized to make any use of this document in connection with any such resale.

               All Chubb common shares received by Executive Risk stockholders in the merger will be freely transferable, with the exception of the Chubb common shares received by persons who are deemed to be "affiliates" of Executive Risk under the Securities Act of 1933 and the rules and regulations promulgated under that act, at the time of the Executive Risk special meeting. These "affiliates" may only re-sell their Chubb common shares in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under that act. Persons who may be deemed to be affiliates of Executive Risk for these purposes generally include individuals or entities that control, are controlled by, or are under common control with, Executive Risk and may include officers, directors and principal stockholders of Executive Risk. The merger agreement requires Executive Risk to use commercially reasonable efforts to deliver or cause to be delivered to Chubb on or prior to the effective time of the merger from each of these affiliates an executed letter agreement to the effect that these persons will not offer or sell or otherwise dispose of any Chubb common shares issued to these persons in the merger in violation of the Securities Act of 1933.


          COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

               The price per Chubb common share is quoted on the New York Stock Exchange under the symbol "CB". The price per share of Executive Risk common stock is quoted on the New York Stock Exchange under the symbol "ER".

               For the calendar quarters indicated, the table below sets forth,
(1) the high and low sales prices per Chubb common share and per share of Executive Risk common stock, in each case as reported on the New York Stock Exchange Composite Transaction Tape and based on published financial sources and (2) the cash dividends declared per Chubb common share and per share of Executive Risk common stock.

                                                 Chubb Common Shares                     Executive Risk Common Stock
                                          ---------------------------------           ---------------------------------
                                             Market Price           Cash                 Market Price          Cash
                                          -------------------                         ------------------
                                           High         Low       Dividends             High        Low      Dividends
                                          ------       ------     ---------            ------      ------    ---------
1997
 First Quarter....................        $62.25       $53.00       $0.29              $48.75      $35.63      $0.02
 Second Quarter...................         67.63        51.25        0.29               56.00       43.38       0.02
 Third Quarter....................         71.75        65.56        0.29               68.38       49.81       0.02
 Fourth Quarter...................         78.13        65.88        0.29               72.00       63.50       0.02
1998
 First Quarter....................        $81.44       $71.00       $0.31              $75.31      $65.69      $0.02
 Second Quarter...................         82.63        73.31        0.31               74.63       57.50       0.02
 Third Quarter....................         88.25        62.50        0.31               72.69       35.88       0.02
 Fourth Quarter...................         73.38        57.00        0.31               56.88       40.50       0.02
1999
 First Quarter....................        $68.31       $54.00       $0.32              $74.00      $44.00      $0.02
 Second Quarter (through June 10).         76.38        57.00          --               92.88       69.63         --


               On February 5, 1999, the last full trading day prior to the public announcement of the proposed merger, the closing price per Chubb common share quoted on the New York Stock Exchange Composite Transaction Tape was $58.06 and the closing price per share of Executive Risk common stock reported on the New York Stock Exchange Composite Transaction Tape was $44.00. On June 10, 1999, the most recent date for which prices were available prior to the printing of this document, the closing price per Chubb common share reported on the New York Stock Exchange Composite Transaction Tape was $69.44 and the closing price per share of Executive Risk common stock reported on the New York Stock Exchange Composite Transaction Tape was $84.56. Stockholders are urged to obtain current market quotations prior to making any decision with respect to the merger.

               Chubb and Executive Risk do not expect to change their dividend policies before the merger. Chubb's quarterly dividend is expected to continue to be $.32 per common share.


                         OPINIONS OF FINANCIAL ADVISORS

                On February 6, 1999, Donaldson, Lufkin & Jenrette Securities Corporation, also known as DLJ, and Salomon Smith Barney Inc. each delivered an oral opinion to Executive Risk's board of directors that, as of the date of these opinions and based upon and subject to the assumptions, limitations and qualifications set forth in these opinions, the merger consideration was fair to Executive Risk stockholders from a financial point of view. DLJ and Salomon Smith Barney Inc. subsequently confirmed those opinions in writing.

               We have attached to this document as Annex D and Annex E and incorporate in this document by reference the full text of the respective written opinions of DLJ and Salomon Smith Barney Inc. dated February 6, 1999. These opinions set forth the assumptions made, matters considered and limitations on the review undertaken in connection with these opinions. We urge Executive Risk stockholders to read these opinions carefully and in their entirety for the procedures followed, assumptions made, other matters considered and limits of the review by DLJ and Salomon Smith Barney Inc. in connection with their opinions.

               Executive Risk selected DLJ and Salomon Smith Barney based upon their reputations, expertise and familiarity with Executive Risk and its business. DLJ has been a financial advisor to Executive Risk since prior to the time Executive Risk became a public company in March 1994 and served as lead underwriter in Executive Risk's initial public offering. As described above in "The Merger--Background of the Merger", beginning on December 7, 1999, DLJ assisted Executive Risk during Executive Risk's preliminary discussions with Chubb and Chubb's advisors concerning a possible transaction between the two companies. Executive Risk formally retained DLJ as its financial advisor in connection with the possible merger with Chubb on January 22, 1999. In reaching its business decision to enter into the merger agreement with Chubb, Executive Risk consulted with DLJ on numerous aspects of the transaction including, in particular, the structural and financial aspects of the transaction. Because a managing director in DLJ's Mergers and Acquisitions Group is a member of the board of directors of Chubb, Executive Risk also retained Salomon Smith Barney on February 1, 1999 to act as a financial advisor in connection with the possible merger with Chubb.

Opinion of Donaldson, Lufkin & Jenrette Securities Corporation

               Executive Risk requested DLJ in its role as financial advisor to Executive Risk, to render an opinion to the Executive Risk board as to the fairness from a financial point of view of the consideration to be received by Executive Risk stockholders in the form of 1.235 shares of common stock of Chubb for each share of Executive Risk common stock. On February 5, 1999, DLJ indicated to the Executive Risk board that DLJ was prepared to deliver its opinion to the effect that, as of that date, the consideration to be received by the Executive Risk stockholders pursuant to the merger agreement was fair to the Executive Risk stockholders from a financial point of view. On February 6, 1999, DLJ delivered its opinion to the Executive Risk board that, as of that date, and based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the consideration to be received was fair to the stockholders of Executive Risk from a financial point of view. The summary of the material elements of the presentation made by DLJ to the Executive Risk board on February 5, 1999 described below is qualified in its entirety by reference to the full text of the DLJ opinion attached as Annex D to this proxy statement/prospectus.

               The DLJ opinion was prepared for the Executive Risk board and was directed only to the fairness from a financial point of view, as of the date of the opinion, of the consideration to be received by the Executive Risk stockholders. The DLJ opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ opinion. It should be understood that although subsequent developments may affect the DLJ opinion, DLJ does not have any obligation to update, revise or reaffirm the DLJ opinion. DLJ expressed no opinion as to the prices at which Executive Risk common stock or Chubb common shares would actually trade at any time. The DLJ opinion does not address the relative merits of the merger and the other business strategies considered by the Executive Risk board nor does it address the Executive Risk board's underlying business decision to proceed with the merger. The DLJ opinion does not constitute a recommendation to the Executive Risk stockholders as to how they should vote on the merger.

               In arriving at its opinion, DLJ reviewed the merger agreement and the related voting agreement and stock option agreement. DLJ also reviewed financial and other information that was publicly available, including the First Call mean earnings estimates for Chubb, or was furnished to DLJ by Executive Risk and Chubb including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were financial projections of Executive Risk prepared by the management of Executive Risk. In addition, DLJ compared financial and securities data of Executive Risk and Chubb with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Executive Risk common stock and Chubb common stock, reviewed prices and premiums paid in other relevant business combinations and conducted other financial studies, analyses and investigations that it deemed appropriate for purposes of the DLJ opinion. DLJ was not asked to, nor did it, solicit the interest of any other party in acquiring Executive Risk. Executive Risk did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering the DLJ opinion.

               In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Executive Risk and Chubb or their respective representatives, or that was otherwise reviewed by DLJ. With respect to the Executive Risk financial projections supplied to DLJ, DLJ assumed that these projections had been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Executive Risk as to the future operating and financial performance of Executive Risk. With respect to the First Call mean earnings estimates for Chubb reviewed by DLJ, DLJ assumed that these projections did not differ materially from those of the management of Chubb. Chubb did not provide DLJ with its earnings projections. DLJ did not assume any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by it. DLJ assumed that the merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

               The following is a summary of the presentation made by DLJ to the Executive Risk board at its February 5, 1999 meeting in connection with rendering the DLJ opinion. The chart below summarizes the resulting ranges of implied per share prices of Executive Risk common stock based on DLJ's analyses and compares these ranges with the consideration to be received by Executive Risk stockholders based on the closing price of Chubb's common shares as of February 4, 1999 and the exchange ratio of 1.235. For a detailed description of each of DLJ's analyses, see the individual analysis discussions immediately following the table.

                              [GRAPHICS OMITTED]


               1. Consideration Received Analysis Based on Comparable Public Company Analysis. DLJ compared the consideration to be received to the range of values of Executive Risk common stock implied by the relative valuation multiples of the following selected publicly traded specialty insurance peer companies:

               o W.R. Berkley Corporation,

               o CNA Surety Corporation,

               o HCC Insurance Holdings, Inc.,

               o HSB Group Inc.,

               o Markel Corporation,

               o Orion Capital Corporation, and

               o Philadelphia Consolidated Holding Corp.

               DLJ analyzed the equity value of each of the peer companies, using trading valuations as of February 4, 1999, measured as a multiple of selected financial data, including: (A) earnings per share for the last twelve months ended September 30, 1998, excluding after-tax realized gains, assuming a 35% tax rate and other non-recurring items, (B) 1998 and 1999 estimated earnings per share and (C) September 30, 1998 book value per share. The 1998 and 1999 estimated earnings per share were based on mean earnings per share estimates issued by First Call. Based on this analysis, DLJ developed ranges of valuation multiples. The high and low data points for each criterion were excluded in determining the following ranges:

               o 12.2x - 18.0x for last twelve months earnings per share,

               o 12.5x - 17.4x for 1998 estimated earnings per share,

               o 10.4x - 15.1x for 1999 estimated earnings per share, and

               o 1.33x - 2.45x for 9/30/98 book value per share.

               These valuation multiples were then applied to Executive Risk's respective actual balances for last twelve months earnings and September 30, 1998 book value per share and Executive Risk management's estimates for 1998 and 1999 earnings to determine the range of implied equity values of Executive Risk. The analysis resulted in a range of implied Executive Risk value per share of $42.79 to $65.57. The consideration to be received is above the resulting implied range of values of Executive Risk common stock.

               2. Consideration Received Analysis Based on Comparable Acquisitions of Property-Casualty Insurance Companies. DLJ compared the consideration to be received to the range of values of Executive Risk common stock implied by the relative purchase price multiples generated from 24 selected acquisitions of property-casualty insurance companies that have occurred since January 1, 1997. DLJ analyzed the equity value of each of the acquired companies, measured as a multiple of selected financial data, including last twelve months earnings per share, next twelve months estimated earnings per share and current book value per share. Based on this analysis, DLJ developed the following ranges of acquisition multiples:

               o 12.9x - 24.9x for last twelve months earnings,

               o 12.5x - 21.1x for next twelve months estimated earnings and

               o 1.20x - 3.38x for current book value.

These acquisition multiples were then applied to Executive Risk's respective actual balances for last twelve months earnings and current book value and Executive Risk management estimates for next twelve months earnings to determine the range of implied equity values of Executive Risk. The analysis resulted in a range of implied Executive Risk value per share of $44.68 to $92.37. The consideration to be received is within this range of implied values.

               3. Consideration Received Analysis Based on Premiums Paid Over Current Market Prices in Comparable Acquisitions of Property-Casualty Insurance Companies. DLJ compared the consideration to be received to the range of values of Executive Risk common stock implied by the relative premiums paid over current market prices in recent selected acquisitions of property-casualty insurance companies. DLJ analyzed 15 property-casualty acquisitions involving public companies that have occurred since January 1, 1997. DLJ analyzed the equity value of each of the acquired companies, measured as a percentage of premiums paid over the acquired companies' common stock closing prices for the following periods: one day prior, one week prior and one month prior to the transaction announcement. Based on this analysis, DLJ developed the following ranges of premiums paid percentages:

               o 5.6% - 80.1% over the closing price one day prior to
                 announcement,

               o 7.1% - 79.5% over the closing price one week prior to
                 announcement, and

               o 2.1% - 110.1% over the closing price one month prior to
                 announcement.

               These premium paid percentages were then applied to Executive Risk's respective common stock closing prices, assuming a theoretical announcement date of February 5, 1999, to determine the range of implied equity values of Executive Risk. The analysis resulted in a range of implied Executive Risk value per share of $51.23 to $93.42. The consideration to be received is within this range of implied values.

               4. Consideration Received Analysis Based on a Discounted Cash Flow Valuation Analysis. DLJ compared the consideration to be received to the range of values of Executive Risk common stock implied by a discounted cash flow valuation analysis. For purposes of this analysis, DLJ assumed that Executive Risk paid the maximum allowable dividends to its stockholders over the course of a five-year period. The maximum allowable dividends were assumed to be primarily based on a two step test that measures the amount of allowable dividends Executive Risk's insurance subsidiaries could pay under (1) state insurance regulatory constraints and (2) market-driven leverage constraints which were assumed to restrict the ratio of net premiums to surplus to 1.5 to
1. A terminal value was estimated at the end of year five based on a range of forward earnings of 10.0x to 12.0x and book value of 1.40x to 1.80x valuation multiples and the Company's estimated 2004 earnings and December 31, 2003 book value. The resulting cash flows were discounted using a range of discount rates of 12.0% to 16.0% based on Executive Risk's estimated cost of equity capital. The analysis resulted in a range of implied Executive Risk value per share of $49.60 to $65.42. The consideration to be received is above the resulting range of implied values of Executive Risk common stock.

               5. Consideration Received Analysis Based on the Historical Prices of Executive Risk Common Stock. DLJ compared the consideration to be received to the range of implied per share equity values resulting from Executive Risk's historical stock trading prices. DLJ examined the history of Executive Risk's common stock trading prices for the 12 months ended February 4, 1999 and for the approximately five-year period since Executive Risk's initial public offering of common stock on March 15, 1994. In this analysis, DLJ noted the following average closing prices and resulting implied transaction premiums based on Chubb's February 4, 1999 closing price:

 Trading Day Period       Average Closing Price         Transaction Premium
 ------------------       ---------------------         -------------------
        1 Day                    $45.31                       61.1%
       10 Day                     46.77                       56.1%
       20 Day                     49.68                       47.0%
       30 Day                     50.80                       43.7%
       60 Day                     52.08                       40.2%
       90 Day                     49.70                       46.9%
      125 Day                     47.41                       54.0%
      250 Day                     56.89                       28.4%
      500 Day                     57.34                       27.3%
      750 Day                     49.98                       46.1%


               DLJ focused on Executive Risk's common stock trading prices for the 12 months ended February 4, 1999 as DLJ believed this period to be more comparable. The analysis resulted in a range of implied Executive Risk value per share of $35.50 to $75.75. The consideration to be received is within this range of implied values.

               Pro Forma Financial Analysis. DLJ analyzed some of the pro forma financial effects resulting from the merger. In conducting its analysis, DLJ relied upon financial projections provided by the management of Executive Risk and First Call mean earnings estimates for Chubb. DLJ analyzed the pro forma effect of the merger on 1999 and 2000 earnings per share, stockholders' equity per share, dividends per share and ownership of the pro forma combined company. In this analysis, DLJ assumed that the transaction occurred on January 1, 1999. Executive Risk management has indicated that they believe that the merger will offer consolidated opportunities which will result in expense savings and revenue enhancement. DLJ did not express any opinion as to the likelihood of the expense savings and revenue enhancement being realized. The results of the pro forma merger analysis are not necessarily indicative of future operating results or financial position. DLJ compared the projected 1999 and 2000 earnings per share, book value per share and dividend per share of Executive Risk and Chubb on a stand-alone basis to Executive Risk and Chubb shareholders' projected pro forma 1999 and 2000 earnings per share, book value per share and dividend per share of the pro forma combined company. The analysis estimates that the earnings per share to each Executive Risk stockholder is accretive in pro forma 1999 and 2000, respectively, while the earnings per share to each Chubb shareholder is slightly dilutive in pro forma 1999 and 2000. The analysis also estimates that the book value per share to each Executive Risk stockholder and each Chubb shareholder would have been accretive as of December 31, 1998.

               Chubb Analysis: Comparable Public Company Valuation Analysis. In order to value the shares of Chubb common stock to be received by Executive Risk shareholders, DLJ compared Chubb's current market valuation multiples and operating results to a range of valuation multiples and operating results of selected publicly traded peer insurance companies including the following:

               o ACE Limited,

               o American International Group, Inc.,

               o The Allstate Corporation,

               o CNA Surety Corporation,

               o XL Capital Ltd.,

               o The Hartford Financial Services Group, Inc.,

               o The Progressive Corporation,

               o Reliance Group Holdings, Inc.,

               o SAFECO Corporation, and

               o The St. Paul Companies, Inc.

               DLJ analyzed the equity value of each of the Chubb peer companies, using trading valuations as of February 4, 1999, measured as a multiple of selected financial data, including: (A) earnings per share for the last twelve months ended September 30, 1998, (B) 1998 and 1999 estimated earnings per share based on First Call mean earnings per share estimates and
(C) September 30, 1998 book value per share. DLJ also reviewed historical operating data of the Chubb peer companies, including dividend yield, 1998 estimated return on equity and estimated long-term earnings growth rate based on First Call's mean long-term growth rates. Based on this analysis, DLJ developed the following Chubb peer companies range of valuation multiples and operating results and compared the results to Chubb's respective results. Chubb's 1998 and 1999 estimated earnings valuation multiples were based on First Call mean earnings per share estimates:

                                         Chubb Peer Companies
                                         --------------------
                                                                      Chubb
Description                         Low     Mean    Median   High    Results
-----------                         ---     ----    ------   ----    -------
Valuation Multiples:
 Last Twelve Months Earnings.....   9.5x    16.3x   14.6x    31.7x    15.1x
 1998 Estimated Earnings.........    9.7    16.8     16.6    29.7     15.6
 1999 Estimated Earnings.........    8.3    14.7     13.0    26.1     13.8
 September 30, 1998 Book Value...    0.7    1.80     1.4     4.23     1.73
Operating Results:
 Dividend Yield..................   0.0%    1.6%     1.4%    3.6%     2.1%
 1998 Estimated Return on Equity.    3.9    10.7     10.9    18.0     11.1
 Estimated Long-Term Growth Rate.    9.8    11.8     11.4    15.1     10.8


               As noted above Chubb's valuation multiples and estimated long-term growth rate are in-line with or slightly below the mean and median results of the Chubb peer companies. Chubb's dividend yield and 1998 estimated return on equity, however, are above the Chubb peer companies mean and median results. In addition, DLJ noted the following historical average closing prices of Chubb and the implied current price premium/(discount) based on Chubb's February 4, 1999 closing price:

                                                           Current Price
 Trading Day Period       Average Closing Price          Premium/(Discount)
 ------------------       ---------------------          ------------------
        1 Day                     $59.13                       0.0%
       10 Day                      58.62                       0.9%
       20 Day                      60.38                      (2.1)%
       30 Day                      61.93                      (4.5)%
       60 Day                      65.21                      (9.3)%
       90 Day                      64.12                      (7.8)%
      125 Day                      65.26                      (9.4)%
      250 Day                      72.26                     (18.2)%
      500 Day                      69.29                     (14.7)%
      750 Day                      62.49                      (5.4)%


               The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the Executive Risk board on February 5, 1999 in connection with preparation of the DLJ opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to Executive Risk that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

               Pursuant to the terms of an engagement agreement dated January 22, 1999 between Executive Risk and DLJ, Executive Risk

               o has incurred a fee of $500,000 payable to DLJ relating to the delivery of DLJ's fairness opinion,

               o has incurred a fee of $500,000 payable to DLJ relating to the announcement of the signing of the merger agreement and

               o upon consummation of the merger, will pay an additional amount based on a range of percentages, between six-tenths of one percent (0.60%) and seventy-two one hundredths of one percent (0.72%), of the aggregate consideration paid to stockholders plus the debt and capital securities assumed, less the amounts paid in consideration for the fairness opinion and the fee relating to the announcement of the signing of the merger agreement. For example, assuming the merger had been completed on March 31, 1999, DLJ would have been paid an additional fee of approximately $5.5 million.

               In addition, Executive Risk agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel incurred by DLJ in connection with its engagement and to indemnify DLJ and related persons against liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ and Executive Risk negotiated the terms of the fee arrangement, and the Executive Risk board was aware of this arrangement, including the fact that a significant portion of the aggregate fee payable to DLJ is contingent upon consummation of the merger. DLJ believes that the terms of this fee arrangement are customary in transactions of this nature.

               As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, DLJ or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the accounts of customers, in equity or debt securities of Executive Risk or Chubb. DLJ has performed investment banking and other services for Executive Risk and for Chubb in the past and has received customary compensation for its services. DLJ is currently engaged by Chubb with respect to matters unrelated to the merger. In addition, a managing director in DLJ's Mergers and Acquisitions Group is a member of the board of directors of Chubb, and a member of the board of directors of Executive Risk is currently working with affiliates of DLJ with respect to matters unrelated to the merger. Executive Risk's management and board of directors were made aware of these arrangements at the commencement of DLJ's engagement.

Opinion of Salomon Smith Barney Inc.

               Salomon Smith Barney was also retained to act as financial advisor to Executive Risk in connection with the possible merger of Executive Risk with Chubb. Pursuant to Salomon Smith Barney's engagement letter dated February 1, 1999, Salomon Smith Barney rendered an opinion to the Executive Risk board of directors on February 6, 1999 to the effect that, based upon and subject to the considerations set forth in the opinion, as of that date, the exchange ratio was fair, from a financial point of view, to Executive Risk stockholders.

               The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex E to this document. The summary of Salomon Smith Barney's opinion set forth below is qualified in its entirety by reference to the full text of that opinion. Stockholders are urged to read the Salomon Smith Barney opinion carefully and in its entirety.

               In connection with rendering its opinion, Salomon Smith Barney reviewed, among other things, the following:

               o a draft of the merger agreement, a draft of the stock option agreement and a draft of the voting agreement, in each case that Executive Risk advised Salomon Smith Barney was substantially in the form to be executed by the parties;

               o publicly available information concerning Executive Risk and Chubb;

               o other financial information with respect to Executive Risk and Chubb that was provided to Salomon Smith Barney by Executive Risk and Chubb, respectively;

               o publicly available information prepared by third parties, including equity research analysts, concerning the business, operations and financial prospects of Executive Risk and Chubb and the sectors in which they operate;

               o publicly available information concerning the trading of, and the trading market for, Executive Risk common stock and Chubb common stock;

               o publicly available information with respect to other companies that Salomon Smith Barney believed to be comparable to Executive Risk or Chubb and the trading markets for those other companies' securities; and

               o publicly available information concerning the nature and terms of other transactions that Salomon Smith Barney considered relevant to its inquiry.

Salomon Smith Barney also considered other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Smith Barney also discussed the past and current business operations and financial conditions of Executive Risk and Chubb as well as other matters Salomon Smith Barney believed relevant to its inquiry with several officers and employees of Executive Risk and Chubb, respectively.

               In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and neither attempted independently to verify nor assumed any responsibility for verifying any of this information and further relied on assurances of management of Executive Risk that they were not aware of facts that would make any of this information inaccurate or misleading. Salomon Smith Barney did not conduct a physical inspection of any of the properties or facilities of Executive Risk or Chubb, did not make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of these properties or facilities, and was not furnished with any of these evaluations or appraisals. Salomon Smith Barney is not an actuarial firm and Salomon Smith Barney's services did not include making any actuarial determinations or evaluations or an attempt to evaluate actuarial assumptions. In that regard, Salomon Smith Barney made no analyses of, and expressed no opinion as to, the adequacy of the loss and loss adjustment expense reserves of Executive Risk or Chubb.

               With respect to financial forecasts regarding Executive Risk, Salomon Smith Barney relied on estimates from the management of Executive Risk, and assumed that the estimates had been reasonably prepared and reflected the best currently available estimates and judgments of the management of Executive Risk as to the future financial performance of Executive Risk. With respect to financial forecasts regarding Chubb, Salomon Smith Barney relied on publicly available third-party equity research forecasts. Salomon Smith Barney expressed no view with respect to the Executive Risk management's estimates or the third-party equity research forecasts or the assumptions on which they were based. Salomon Smith Barney assumed that the transaction agreements, when executed and delivered, would not contain any terms or conditions that differed materially from the drafts Salomon Smith Barney reviewed, that the merger will qualify as a tax-free reorganization for United States federal income tax purposes, and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver of any of the conditions to the merger contained in the merger agreement.

               In conducting its analysis and arriving at its opinion, Salomon Smith Barney considered financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

               (1) the historical and current financial position and results of operations of Executive Risk and Chubb;

               (2) the business prospects of Executive Risk and Chubb;

               (3) the historical and current market for Executive Risk common stock, Chubb common stock and the equity securities of other companies that Salomon Smith Barney believed to be comparable to Executive Risk or Chubb; and

               (4) the nature and terms of other merger and acquisition
                   transactions that Salomon Smith Barney believed to be relevant.

Salomon Smith Barney also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. Salomon Smith Barney was not asked to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategy that might exist for Executive Risk. Salomon Smith Barney was not asked to, and did not, solicit any proposals to merge with or acquire Executive Risk. Salomon Smith Barney's opinion necessarily was based on conditions as they existed and could be evaluated on the date of the opinion and Salomon Smith Barney assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after that date. Salomon Smith Barney's opinion does not constitute an opinion or imply any conclusion as to the price at which Executive Risk common stock or Chubb common stock will trade following announcement of the merger or the price at which Chubb common stock will trade following consummation of the merger. Salomon Smith Barney's opinion was, in any event, limited to the fairness, from a financial point of view, of the exchange ratio and did not address Executive Risk's underlying business decision to effect the merger or constitute a recommendation of the merger to Executive Risk or a recommendation to any holder of Executive Risk common stock as to how that holder should vote with respect to the merger.

               In connection with rendering its opinion, Salomon Smith Barney made a presentation to the Executive Risk board of directors on February 5, 1999, with respect to analyses performed by Salomon Smith Barney in evaluating the fairness of the exchange ratio. The following is a summary of this presentation. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Salomon Smith Barney, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to February 4, 1999 and is not necessarily indicative of current or future market conditions.

               The analyses performed by Salomon Smith Barney were generally grouped into four categories: analyses providing an overview of Chubb; analyses based on the historical trading prices of Chubb common stock and Executive Risk common stock; analyses reviewing the consequences of the merger; and analyses providing an overview and valuation of Executive Risk.

                               Overview of Chubb

               Salomon Smith Barney included in its presentation to the Executive Risk board an overview of Chubb, including a description of its business, historical financial information, historical trading price information and a summary of the views of Wall Street analysts on Chubb. In connection with this overview, Salomon Smith Barney performed, and summarized, analyses of the value of Chubb common stock utilizing three methodologies: a review of comparable companies' trading information; a regression analysis of the relationship between the ratio of market price to book value and estimated 1999 return on equity; and a dividend discount analysis. Salomon Smith Barney did not utilize these methodologies to derive a specific value, or range of values, for Chubb common stock, but rather utilized them to confirm that the trading price of Chubb common stock was consistent with the trading price of peer firms and with its expected future cash flows so that Salomon Smith Barney could utilize the current trading price of Chubb common stock as a reasonable indicator of the value to be received by holders of Executive Risk common stock in the merger in its analysis of the fairness of the exchange ratio.

               Comparable Company Analysis. Salomon Smith Barney reviewed publicly available financial, operating and stock market information for Chubb and the following seven other publicly-traded property and casualty insurance companies:

               o  Travelers Property Casualty Corp.,

               o  Hartford Financial Services Group, Inc.,

               o  XL Capital Limited,

               o  The St. Paul Companies, Inc.,

               o  Cincinnati Financial Corporation,

               o  ACE Limited and

               o  SAFECO Corporation.

               Salomon Smith Barney considered these companies to be reasonably similar to Chubb insofar as they participate in business segments similar to Chubb's business segments, but noted that none of these companies has the same management, makeup, size and combination of businesses as Chubb.

               For Chubb and each of the comparable companies, Salomon Smith Barney calculated and compared, among other things:

               o  the ratio of the closing stock price on February 4, 1999 to

                  o 1998 operating earnings per share estimates from I/B/E/S International, Inc.,

                  o  1999 operating earnings per share estimates, and

                  o book value per share including adjustments for unrealized gains and losses on investments;

               o  1999 estimated return on equity; and

               o  dividend yield.

The following table sets forth the results of these calculations.

                                                                             Comparable Companies
                                                       ------------------------------------------------------
                                                              Range            Mean        Median       Chubb
                                                       ----------------        ----        ------       -----
Ratio of Closing Price on February 4, 1999 to:
 (a) I/B/E/S International 1998 Operating
     Earnings Per Share Estimates..............        10.4x  --  24.5x        15.9x        14.8x       15.6x
 (b) I/B/E/S International 1999 Operating
     Earnings Per Share Estimates..............         9.3x  --  19.0x        12.6x        11.8x       13.2x
 (c) Book Value Per Share......................         0.95x --   1.87x        1.36x        1.40x       1.71x
1999 Estimated Return on Equity................         5.4%  --  13.0%        10.3%        11.4%       12.4%
Dividend Yield.................................         1.3%  --   3.6%         2.3%         2.0%        2.1%


               Salomon Smith Barney noted that the multiples for Chubb were within the range calculated for the comparable companies, and in most instances consistent with the average or median multiples observed.

               Regression Analysis. Salomon Smith Barney performed a regression analysis to compare the relationship of the ratio of market price to book value per share to the estimated 1999 return on equity for Chubb and the seven comparable companies described above. Based on this analysis, Salomon Smith Barney confirmed that Chubb common stock was priced in a manner consistent with the relationship observed for the other seven comparable companies.

               Dividend Discount Analysis. Salomon Smith Barney also performed a dividend discount analysis pursuant to which the value of Chubb common stock was reviewed by adding (1) the estimated present value of Chubb's future stream of dividend payments to Chubb's stockholders for the years 1999 through 2003, plus (2) the estimated present value of the terminal value per share of Chubb common stock at the end of the year 2003, based upon 1999 and 2000 I/B/E/S International operating earnings per share estimates and assuming a compound annual growth rate of 11.3%, implied from the 1999 and 2000 I/B/E/S International estimates thereafter and a constant dividend payout ratio of 31.0%. For purposes of this analysis, Salomon Smith Barney utilized discount rates ranging from 9.0% to 14.0%, and terminal values based on multiples ranging from 11.0x to 15.0x projected year 2004 operating earnings and from 1.5x to 1.9x projected book value at the end of the year 2003. Salomon Smith Barney noted that Chubb's closing stock price of $59.13 on February 4, 1999 was within the range of values suggested by this analysis.

                          Historical Trading Analyses

               Salomon Smith Barney performed a number of analyses based on the historical trading prices of Executive Risk common stock and Chubb common stock and the relationship between the two.

               Salomon Smith Barney reviewed the relationship between the daily closing prices of Executive Risk common stock and Chubb common stock during the periods from February 4, 1998 through February 4, 1999 and from March 15, 1994, the date of Executive Risk's initial public offering, through February 4, 1999 and the implied historical exchange ratios determined by dividing the closing price per share of Executive Risk common stock by the closing price per share of Chubb common stock for each trading day in these periods. Salomon Smith Barney calculated that during these periods the average historical exchange ratio was 0.786 and 0.645, respectively. Salomon Smith Barney noted that the merger exchange ratio of 1.235 compared favorably with each of these average historical exchange ratios.

               Based upon the relative market capitalization of Executive Risk and Chubb since February 4, 1998, Salomon Smith Barney reviewed the implied average ownership of holders of Executive Risk common stock in the combined entity over the same period, excluding for the purpose of this analysis shares underlying outstanding options to purchase Executive Risk common stock or Chubb common stock. The following table compares the average implied ownership of holders of Executive Risk common stock in the combined entity based upon relative market capitalization over this period to the ownership of these stockholders resulting from the merger.

       Average Implied Ownership of                    Ownership of
        Executive Risk Stockholders             Executive Risk Stockholders
  Based on Relative Market Capitalization        Resulting from the Merger
-------------------------------------------------------------------------------
                   5.1%                                    7.8%


               Salomon Smith Barney compared the performance of Executive Risk common stock and Chubb common stock for the period from February 4, 1998 through February 4, 1999. Salomon Smith Barney noted that the performance of Executive Risk common stock closely tracked the performance of Chubb common stock, but, except for brief periods in early 1998, that Executive Risk common stock had underperformed slightly when compared to Chubb common stock.

               Salomon Smith Barney reviewed the historical ratio of stock price to forward earnings estimates for both Executive Risk common stock and Chubb common stock during the period from January 29, 1998 through January 29, 1999. The following table compares the average ratio of stock price to forward earnings estimates for Chubb and Executive Risk over this one year period.

                          Average Ratio of Stock Price
                         to Forward Earnings Estimates
-------------------------------------------------------------------------------
Executive Risk                                                            15.5x
Chubb                                                                     16.8x


               Salomon Smith Barney also reviewed the historical multiple of stock price to book value for both Executive Risk common stock and Chubb common stock during the period from January 29, 1998 through January 29, 1999. For purposes of this analysis, book value was stockholders' equity excluding any adjustments for unrealized gains and losses on investments. The following table compares the average multiple of stock price to book value per share for Executive Risk and Chubb over this one year period.

                        Average Multiple of Stock Price
                            to Book Value per Share
-------------------------------------------------------------------------------
Executive Risk                                                            2.12x
Chubb                                                                     2.13x


                          Merger Consequences Analyses

               Contribution Analyses. Salomon Smith Barney performed analyses of the relative contributions of each of Executive Risk and Chubb to the pro forma merged entity with respect to market and financial data, including 1999 and 2000 estimated operating earnings based on management estimates for Executive Risk and I/B/E/S International estimates for Chubb and the other items in the following table:

                                                                                 Executive Risk      Chubb
                                                                                  Contribution    Contribution
                                                                                 --------------   ------------
1999 Estimated Operating Earnings............................................        6.30%           93.70%
2000 Estimated Operating Earnings............................................        7.30%           92.70%
1998 Revenue.................................................................        5.00%           95.00%
Total Assets as of December 31, 1998.........................................        8.30%           91.70%
Stockholders' Equity as of December 31, 1998, Including Adjustments for
 Unrealized Gain and Losses on Investments...................................        5.50%           94.50%


               Salomon Smith Barney noted that the 7.8% ownership stake in the merged entity to be received by holders of Executive Risk common stock compared favorably to the percentage contribution by Executive Risk in most of the above categories.

               Salomon Smith Barney also derived the ratio of the pro forma ownership of Executive Risk stockholders and pro forma ownership of Chubb stockholders in the combined entity to the respective percentage represented by Executive Risk's and Chubb's relative contributions to the combined income statement and balance sheet items described above. The following table presents these ratios.

                                                                                       Executive
                                                                                          Risk         Chubb
                                                                                       ---------       -----
Ratio of Pro Forma Ownership to Relative Contribution to:
1999 Estimated Operating Earnings...............................................         1.24x          0.98x
2000 Estimated Operating Earnings...............................................         1.06x          1.00x
1998 Revenue....................................................................         1.57x          0.97x
Total Assets as of December 31, 1998............................................         0.94x          1.01x
Stockholders' Equity as of December 31, 1998 Including Adjustments for
Unrealized Gains and Losses on Investment.......................................         1.41x          0.98x


               Accretion/Dilution Analysis. Salomon Smith Barney performed an analysis of the impact of the merger on future operating earnings of the combined entity. Salomon Smith Barney noted that the merger would initially be accretive to Executive Risk's stockholders and slightly dilutive to Chubb's stockholders.

               Implied Premium Analysis. Salomon Smith Barney performed analyses summarizing the premiums implied by the exchange ratio. Salomon Smith Barney calculated that, by multiplying the exchange ratio by the Chubb closing price on February 4, 1999 of $59.13 per share, the implied price per share of Executive Risk common stock in the merger was $73.02. The following table compares the premium represented by this $73.02 implied price to the closing price of Executive Risk common stock on February 4, 1999 and to the average closing prices for specified periods ended that day.

                                              Premium (Discount) of
     Period Ended February 4, 1999          $73.02 to Applicable Price
-------------------------------------------------------------------------------
Closing Price on February 4............               61.1%
5 Trading Days.........................               57.8%
20 Trading Days........................               47.2%
60 Trading Days........................               40.0%


               Transaction Multiples Analysis. Salomon Smith Barney also performed analyses summarizing the transaction multiples implied by the exchange ratio. Salomon Smith Barney calculated the ratio of the implied $73.02 per share price in the transaction to Executive Risk's 1998 operating earnings per share (20.0x), 1999 estimated operating earnings per share (17.5x), 2000 estimated operating earnings per share (13.6x), and book value at December 31, 1998, including adjustments for gains and losses on investments (2.59x).

                            Executive Risk Valuation

               Salomon Smith Barney prepared a separate valuation of Executive Risk using several methodologies, including comparable company trading analysis, comparable transactions analysis, a regression analysis of the ratio of trading price to book value versus estimated 1999 return on equity, discounted cash flow analysis and a premiums paid analysis. Each of these methodologies was used to generate a reference range for the value of Executive Risk, which was then compared to the $45.31 per share price of Executive Risk common stock as of February 4, 1999 and the implied $73.02 per share transaction price as part of Salomon Smith Barney's evaluation of the fairness of the exchange ratio. The following table shows the reference ranges of values per share of Executive Risk common stock derived for each of these methodologies. This table should be read together with the more detailed summary of each of these valuation analyses set forth below.

                                                        Implied Reference Range
               Valuation Methodology                      of Per Share Value
-------------------------------------------------------------------------------
Comparable Company Analysis.........................       $55.27 -- $67.37
Comparable Transactions Analysis....................       $45.99 -- $61.82
Price/Book vs. Return on Equity Regression Analysis.       $56.57 -- $73.54
Discounted Cash Flow Analysis.......................       $53.96 -- $74.84
Premiums Paid Analysis..............................       $53.74 -- $62.80


               Comparable Company Analysis. Salomon Smith Barney reviewed publicly available financial, operating and stock market information for Executive Risk and the following eight other publicly-traded specialty property and casualty insurance companies:

               o  HSB Group, Inc.,

               o  Markel Corporation,

               o  Orion Capital Corporation,

               o  HCC Insurance Holdings, Inc.,

               o  Medical Assurance, Inc.,

               o  W.R. Berkley Corporation,

               o  Frontier Insurance Group, Inc. and

               o  RLI Corp.

Salomon Smith Barney considered these companies to be reasonably similar to Executive Risk insofar as they participate in business segments similar to Executive Risk's business segments, but noted that none of these companies has the same management, makeup, size and combination of businesses as Executive Risk.

               For Executive Risk and each of the comparable companies, Salomon Smith Barney calculated and compared, among other things:

               o  the ratio of the closing stock price on February 4, 1999 to
                  (a) I/B/E/S International 1998 operating earnings per share estimates, (b) I/B/E/S International 1999 operating earnings per share estimates, and (c) book value per share including adjustments for unrealized gains and losses on investments;

               o  1999 estimated return on equity; and

               o  dividend yield.

The following table sets forth the results of these calculations.

                                                                         Comparable Companies
                                                      --------------------------------------------------------
                                                           Range            Mean      Median    Executive Risk
                                                      ---------------       ----      ------    --------------
Ratio of Closing Price on February 4, 1999 to:
 (a) I/B/E/S International 1998 Operating
     Earnings Per Share Estimates.............        9.2x  --  23.2x       14.3x      12.5x       12.4x
 (b) I/B/E/S International 1999 Operating
     Earnings Per Share Estimates.............        8.5x  --  20.2x       12.6x      11.2x       10.9x
 (c) Book Value Per Share.....................        0.73x --   2.63x       1.74x      1.73x       1.60x
1999 Estimated Return on Equity...............        6.7%  --  17.7%       12.1%      11.5%       13.8%
Dividend Yield................................        0.0%  --   4.5%        1.6%       1.7%        0.2%


               In its analysis, Salomon Smith Barney utilized a narrower selected range around the median of these ratios for the comparable companies and applied a 30% control premium to derive an implied value per share of Executive Risk common stock ranging from $55.27 to $67.37.

               Comparable Transactions Analysis. Salomon Smith Barney analyzed publicly available financial, operating and stock market information for eight selected merger and acquisition transactions in the specialty property and casualty insurance industry since 1995. The following precedent transactions were reviewed:

               o  Gryphon Holdings Inc./Markel Corporation;

               o  Northland Insurance Company/Associates First Capital
                  Corporation;

               o  Clarendon Insurance Group/Hannover Rueckversicherungs/AG;

               o Colonial Penn Insurance Company/General Electric Capital Services, Inc.;

               o  Coregis Group/General Electric Capital Services, Inc.;

               o  AVEMCO Corporation/HCC Insurance Holdings, Inc.;

               o  SIG Holdings, Inc./Delphi Financial Group, Inc.; and

               o  MECC Inc./W.R. Berkley Corporation.

In each case, the first-named company represents the acquired company in the transaction, comparable to Executive Risk in the merger and the second-named company represents the acquiror in the transaction, comparable to Chubb in the merger. Salomon Smith Barney considered the precedent transactions to be reasonably similar to the merger, but none of these transactions is identical to the merger.

               For each of the precedent transactions, Salomon Smith Barney derived, among other things:

               o the premium of the transaction consideration to (a) closing price of the acquired stock one day prior to announcement of the transaction and (b) average closing price of the acquired stock for the 30-trading day period prior to announcement of the transaction;

               o the ratio of the implied value per share of the acquired stock based on the closing price of the acquiror for the trading day immediately prior to announcement of the transaction to (a) latest twelve months operating earnings per share, (b) to estimated operating earnings per share and
                  (c) latest book value per share; and

               o the ratio of the transaction value, which was based on the implied value per share plus assumed debt and preferred securities, to (a) latest twelve months operating earnings per share and (b) latest statutory surplus.

The following table sets forth the results of these calculations.

                                                                           Precedent Transactions
                                                                      Range            Mean      Median
                                                                      -----            ----      ------
Premium of Transaction Price over:
 (a) Day Prior Price..................................          15.2%   --  44.5%      29.8%      29.8%
 (b) 30 Day Prior Average Price.......................          33.03%  --  86.7%      60.0%      60.0%
Ratio of Implied Purchase Price to:
 (a) Latest Twelve Month Operating Earnings Per
     Share............................................           4.9x   --  20.8x      14.1x      18.3x
 (b) Forward Operating Earnings Per Share Estimates...          13.9x   --  18.7x      16.3x      16.3x
 (c) Latest Book Value Per Share......................           0.97x  --   4.22x      1.93x      1.36x
Ratio of Transaction Value to:
 (a) Latest Twelve Month Operating Earnings Per
     Share............................................           8.4x   --  29.9x      15.8x      15.6x
 (b) Latest Statutory Surplus.........................           1.44x  --   4.07x      2.26x      2.08x


               In its analysis, Salomon Smith Barney utilized a narrower selected range around the median of these ratios for the precedent transactions to derive an implied value per share of Executive Risk common stock ranging from $45.99 to $61.82.

               Price/Book vs. Return on Equity Regression Analysis. Salomon Smith Barney performed a regression analysis to compare the relationship of the ratio of market price to book value per share to the estimated 1999 return on equity for Executive Risk and the eight comparable companies described above. Based on this analysis and an implied purchase premium of 30%, Salomon Smith Barney derived a reference range of implied value per share of Executive Risk common stock of $56.57 to $73.54.

               Discounted Cash Flow Analysis. Salomon Smith Barney also performed a dividend discount analysis pursuant to which the value of Executive Risk common stock was estimated by adding (1) the estimated present value of Executive Risk's future stream of dividend payments to Executive Risk's stockholders for the years 1999 through 2003, plus (2) the estimated present value of the terminal value per share of Executive Risk common stock at the end of the year 2003, based upon operating earnings per share estimates provided by Executive Risk management and assuming a constant dividend payout $0.08 per share. For purposes of this analysis, Salomon Smith Barney utilized discount rates ranging from 9.0% to 14.0%, and terminal values based on multiples ranging from 9.0x to 13.0x projected year 2004 operating earnings and from 1.4x to 1.8x projected book value at the end of the year 2003. From this analysis, Salomon Smith Barney derived a reference range of implied value per share of Executive Risk common stock of $53.96 to $74.84.

               Premiums Paid Analysis. Salomon Smith Barney also analyzed publicly available information relating to the premiums paid in fourteen selected merger and acquisition transactions in the property and casualty insurance industry since 1997 involving a public target company, including many of the precedent transactions described above. The transactions reviewed for this analysis were:

               o  Gryphon Holdings Inc./Markel Corporation;

               o  General Re Corporation/Berkshire Hathaway Inc.;

               o  Mid Ocean Limited/Exel Capital Limited;

               o Omni Insurance Group, Inc./The Hartford Financial Services Group, Inc.;

               o  Guaranty National Corporation/Orion Capital Corporation;

               o  Unionamerica Holdings plc/MMI Companies, Inc.;

               o  Integon Corporation/General Motors Acceptance Corporation;

               o  Sphere Drake Holdings Limited/Fairfax Financial Holdings
                  Limited;

               o  American States Financial Corporation/SAFECO Corporation;

               o  GCR Holdings Limited/Exel Capital Limited;

               o  Crop Growers Corporation/Fireman's Fund Insurance Company;

               o  Societe Anonyme Francaise de Reassurance/PartnerRe Ltd.;

               o  AVEMCO Corporation/HCC Insurance Holdings, Inc.; and

               o Zurich Reinsurance Centre Holdings, Inc./Zurich Insurance Company.

               For each of these transactions, Salomon Smith Barney derived the premium to closing price of the acquired stock one day prior to announcement of the transaction and the premium to average closing price of the acquired stock for the 30-trading day period prior to announcement of the transaction. The following table compares the ranges indicated for these transactions of the premium to the closing price of the acquired stock for the day prior to announcement and for the average closing price of the acquired stock for the 30-trading day period prior to announcement of the transaction.

                                                            Range in
                                                       Recent Transactions         Mean         Median
                                                       -------------------         ----         ------
Premium to Day Prior Price........................      10.8% --   80.1%           31.7%        21.9%
Premium to 30 Days Prior Average Price............       17.3% -- 128.8%           44.7%        28.6%


               Based on this analysis, Salomon Smith Barney derived a reference range for the implied per share value of Executive Risk common stock of $53.74 to $62.80.

               The foregoing is a summary of the material financial analyses furnished by Salomon Smith Barney to the Executive Risk board of directors but it does not purport to be a complete description of the analyses performed by Salomon Smith Barney or of its presentations to the Executive Risk board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Salomon Smith Barney, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinion. With regard to the comparable public company analysis summarized above, Salomon Smith Barney selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company utilized as a comparison in this analysis, and no transaction utilized as a comparison in the comparable transaction analyses summarized above, is identical to Executive Risk or Chubb, any business segment of Executive Risk or Chubb or the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the comparable companies and other factors that could affect the transaction or public trading value of the comparable companies and transactions to which Executive Risk and Chubb, the business segments of Executive Risk and Chubb and the merger are being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to Executive Risk, Chubb, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Executive Risk and Chubb. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Executive Risk, Chubb, the Executive Risk board of directors, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the exchange ratio and were provided to the Executive Risk board of directors in that connection. The opinion of Salomon Smith Barney was one of the factors taken into consideration by the Executive Risk board of directors in making its determination to approve the merger agreement and the merger.

               Salomon Smith Barney is an internationally recognized investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Salomon Smith Barney and its predecessors and affiliates had previously rendered investment banking and financial advisory services to Executive Risk and Chubb, for which they received customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney and its affiliates, including Citigroup Inc., may actively trade the debt and equity securities of both Executive Risk and Chubb for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

               Pursuant to Salomon Smith Barney's engagement letter, Executive Risk has incurred a fee of $750,000 payable to Salomon Smith Barney relating to the delivery of Salomon Smith Barney's fairness opinion. Executive Risk has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its counsel, and to indemnify Salomon Smith Barney against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

               As noted under the caption "The Merger--Merger Factors Considered by Executive Risk; Recommendation of the Executive Risk Board", the fairness opinion of Salomon Smith Barney was only one of several factors considered by the Executive Risk board of directors in determining to approve the merger agreement and the merger.


              INTERESTS OF THE EXECUTIVE OFFICERS AND DIRECTORS OF
                          EXECUTIVE RISK IN THE MERGER

               In considering the recommendation of Executive Risk's board of directors with respect to the merger proposal, Executive Risk stockholders should be aware that the directors and executive officers of Executive Risk may be deemed to have interests in the merger that are in addition to their interests as Executive Risk stockholders generally. Executive Risk's board of directors was aware of these interests and considered them, among other matters, in approving the merger.

               General

               Chubb plans to establish a new operation, Chubb-Executive Risk, which will manage the combined company's executive protection business following completion of the merger. Mr. Sills, President and Chief Executive Officer of Executive Risk, will be Chairman and Chief Executive Officer of this new operation.

               Equity-Based Awards. Executive Risk's employee and director stock options will become exercisable for Chubb common shares at the closing of the merger as described in "Principal Provisions of the Merger Agreement-- Covenants--Executive Risk Stock Options". In connection with the approval of the merger agreement, the Executive Risk board of directors amended the terms of Executive Risk's stock options so that they will become vested and exercisable upon the closing of the merger.

               Based upon the Executive Risk stock options outstanding as of May 14, 1999, the vesting of stock options relating to 619,303 Executive Risk shares, valued at $23,363,374, based upon the per share closing price on May 14, 1999 less the respective exercise prices of those shares, held by the executive officers and directors of Executive Risk, would be accelerated upon the closing of the merger.

               At the time the Executive Risk board of directors approved the merger agreement, it amended the Executive Risk Non-Employee Directors Stock Option Plan to provide that when the directors resign from the Executive Risk board upon the closing of the merger, all options granted under the plan would remain exercisable for the respective terms of these options, which is up to ten years from the date of grant of each option.

               Executive Risk's Performance Share Plan provides for the issuance of Performance Share Units, which entitle the recipient to a distribution of shares of Executive Risk common stock or cash, as determined by the Executive Risk Committee on Directors and Compensation, based upon Executive Risk's achievement of corporate performance objectives specified in the Performance Share Plan. Under the plan, the level of achievement with respect to one of these performance objectives was required to be measured on the basis of Executive Risk's audited financial statements and the publicly announced financial results of peer group companies. At the time it approved the merger, the board amended the plan to allow the Committee to measure performance with respect to this objective for the three year performance period ended December 31, 1998 on the basis of Executive Risk's unaudited 1998 financial statements and estimates of peer group company results, rather than waiting until audited financial statements and reported peer group results were available. The Committee then made this measurement and distributions of cash and shares were made to all participants. Under the terms of the Performance Share Plan, all outstanding Performance Share Units for the three year performance period ending December 31, 1999 will be accelerated and will become fully vested upon the closing of the merger.

               Based upon the Performance Share Units outstanding as of May 14, 1999, the vesting of 27,000 Performance Share Units, valued at $2,419,875, based upon the per share closing price on May 14, 1999, held by the executive officers of Executive Risk, would be accelerated upon the closing of the merger.

               Pursuant to the merger agreement, Chubb recommended to its Organization and Compensation Committee to grant options at the closing of the merger to employees of Executive Risk to purchase up to 228,800 shares of Chubb common stock based in part on the recommendations of Executive Risk. At its regularly scheduled meeting in March 1999, the Committee authorized the grant of these options but no determination has been made as to the recipients of these options. Executive Risk does not intend that any of these options be granted to any of its directors or its most senior officers.

               Continuation of Benefits. The merger agreement provides that from the closing of the merger until December 31, 1999, Executive Risk will continue to maintain each of its employee benefit plans in accordance with their existing terms, except for any stock option or other equity-related plans, which will be adjusted to be exercisable for Chubb common shares. During the period of January 1, 2000 through December 31, 2000, Executive Risk will maintain benefit plans which are in the aggregate at least as favorable to employees as the benefit plans presently in effect, excluding for these purposes any stock option or other equity-related plans.

               Retirement Agreement. On May 7, 1999, Executive Risk entered into an agreement with its Chairman, Robert H. Kullas, which provides that Mr. Kullas will resign as an officer and director of Executive Risk and its subsidiaries as of the day after the closing date of the merger. Under this agreement, Mr. Kullas will be entitled to continuation of his base salary from the time of his resignation through December 31, 1999, subject to a minimum aggregate amount of $122,000 for this period. Mr. Kullas will not, however, be eligible to participate in the Executive Risk Severance Pay Plan. The agreement provides that Mr. Kullas' resignation shall be treated as a retirement for purposes of Executive Risk's stock based and incentive compensation plans, the principal effects of which are that Mr. Kullas will have three years, rather than three months, following resignation in which to exercise his stock options and Mr. Kullas will be entitled to receive incentive compensation with respect to Executive Risk's performance during 1999 and prior years in the event that other participants in the Executive Risk Incentive Compensation Plan receive incentive compensation for such periods. The agreement also contains a restriction on Mr. Kullas' ability to compete with Executive Risk, Chubb and their affiliates through December 31, 2000 and other customary provisions.

               Other Agreement. On May 7, 1999, Executive Risk entered into an agreement with Robert V. Deutsch, its Executive Vice President, Treasurer, Chief Financial Officer and Chief Actuary, which provides that in the event Mr. Deutsch's employment with Executive Risk should terminate following the merger, other than as a result of his death or disability, Mr. Deutsch's termination would be treated as a retirement for purposes of Executive Risk's stock based and incentive compensation plans. The principal effect of this agreement is that Mr. Deutsch would have three years, rather than three months, following termination of employment in which to exercise his stock options or a longer period, if Chubb grants a longer period to other employees of Executive Risk after termination of employment. In addition, under the agreement, Mr. Deutsch would be entitled to receive incentive compensation with respect to Executive Risk's performance during 1999 and prior years in the event that other participants in the Executive Risk Incentive Compensation Plan receive incentive compensation for such periods.

               Severance. Consistent with the terms of the merger agreement, on May 7, 1999, Executive Risk adopted its Severance Pay Plan. This plan provides that, with the exception described below, employees of Executive Risk and its subsidiaries who are involuntarily terminated from employment with Executive Risk and its subsidiaries within one year after the closing of the merger shall receive a severance payment equal to (1) two months' base salary plus (2) two weeks' base salary for each full year of employment. The Severance Pay Plan also provides that those persons becoming entitled to a severance payment under its terms shall simultaneously become fully vested in employer contributions made under the Executive Risk Retirement Plan and Benefit Equalization Plan. Employees of Executive Risk and its subsidiaries who are eligible to receive severance or termination benefits under an employment agreement or other severance agreement or "stay bonus" arrangement with Executive Risk are not eligible to participate in the Severance Pay Plan.

               The merger agreement provides that Executive Risk may make tax gross-up payments up to a total of $2 million to indemnify employees against any excise tax that may be imposed as a result of the merger.

               Indemnification and Insurance. Under the merger agreement, Chubb has agreed that the indemnification obligations set forth in Executive Risk's charter and by-laws shall survive the merger and shall not be adversely amended for six years after the Effective Time. Chubb will indemnify present or former directors or officers of Executive Risk or its subsidiaries for all acts or omissions occurring prior to the effective time of the merger, including the transactions contemplated by the merger agreement and the stock option agreement to the fullest extent permitted under applicable law. Chubb will provide, for a period of six years after the effective time, a single payment, run-off policy of directors' and officers' liability insurance on terms and conditions as favorable as may be available, but no more favorable than the policy in effect as of the date of the merger agreement, for a premium not to exceed $250,000 in the aggregate. This policy will be chosen and purchased by Executive Risk prior to the closing of the merger and become effective at closing.

               See "Principal Provisions of The Merger Agreement--Covenants-- Benefits Continuation" for a description of the benefits provided by the merger agreement for employees of Executive Risk generally.


                  PRINCIPAL PROVISIONS OF THE MERGER AGREEMENT

               General

               The merger agreement contemplates the merger of Excalibur Acquisition, Inc., a subsidiary of Chubb, with and into Executive Risk, with Executive Risk surviving the merger as a wholly-owned subsidiary of Chubb. The merger will become effective at the effective time in accordance with the certificate of merger to be filed with the Secretary of State of the State of Delaware. It is anticipated that this filing will be made as soon as practicable after the last of the conditions precedent to the merger, as set forth in the merger agreement, has been satisfied or waived. The merger agreement obligates Chubb to have the Chubb common shares to be issued in connection with the merger approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger. The following is a description of all material terms of the merger agreement but it does not purport to be complete. Stockholders are encouraged to read the merger agreement in its entirety. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Consideration to be Received in the Merger

               At the effective time of the merger,

               1. each issued and outstanding share of Executive Risk common stock, together with the purchase rights attached to the common stock, other than shares to be canceled pursuant to clause 2 immediately below, will be converted into the right to receive 1.235 Chubb common shares, and

               2. each share of Executive Risk common stock, together with the purchase rights attached to the common stock, held by Executive Risk as treasury shares or owned by Chubb or any Chubb subsidiaries will be canceled and retired.

               The exchange ratio is subject to adjustment upon those changes in the capital stock of Chubb specified in the merger agreement, such as stock splits. Cash will be paid instead of any fractional Chubb common shares that would otherwise be issuable.

               The type and amount of consideration payable in the merger were determined through negotiations between Executive Risk and Chubb and were approved by the Executive Risk board. Although DLJ and Salomon Smith Barney provided advice to Executive Risk during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Executive Risk board.

Exchange of Shares

               Subject to the terms and conditions of the merger agreement, Chubb will deposit with First Chicago Trust Company of New York, acting as the exchange agent, certificates representing the Chubb common shares issuable in exchange for the outstanding shares of Executive Risk common stock and will from time to time deposit cash in an amount required to be paid for fractional Chubb common shares and dividends and other distributions on the Chubb common shares. As promptly as practicable after the effective time of the merger, Chubb will send, or will cause First Chicago Trust Company to send, to each holder of record of shares of Executive Risk common stock a letter of transmittal and instructions. Thereafter, holders of shares of Executive Risk common stock may surrender their certificates to First Chicago Trust Company, together with a duly executed letter of transmittal. In exchange for their share certificates, holders will receive Chubb common share certificates representing the number of shares as described under "--Consideration to be Received in the Merger". Holders of unexchanged shares of Executive Risk common stock will not be entitled to receive any dividends or other distributions payable by Chubb until all of their certificates are surrendered. Upon surrender, however, subject to applicable laws, the holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares.

Representations and Warranties

               The merger agreement contains customary reciprocal representations and warranties of Chubb and Executive Risk as to, among other things,

o due organization and good standing o corporate authority to enter into the contemplated transactions o governmental authorization o absence of conflicts with organizational documents and material agreements o capitalization o recent reports filed with the SEC o financial statements o undisclosed liabilities o litigation o any changes or events o tax treatment of the transaction o compliance with laws o licenses and permits o liabilities and reserves o Year 2000 compliance o tax treatment of the transaction and o finders' fees.


               In addition, Executive Risk has made representations regarding, among other matters, o ownership of subsidiaries, o title to properties, tax matters, o inapplicability of state takeover statutes and rights agreement to the transaction, o intellectual property, o environmental matters, o employee benefits matters, o insurance matters and o compliance with insurance laws.

               Many of these representations and warranties are qualified by the concept of "material adverse effect", that is to say, these representations and warranties are not intended to apply to facts or circumstances which would not have a material adverse effect on the financial condition, business or results of operations of the representing party and its subsidiaries, taken as a whole, other than effects caused by:

               o changes in general economic or securities markets conditions;

               o changes that affect the insurance industry in general; or

               o the public announcement of the transactions contemplated by the merger agreement.

               None of the representations and warranties contained in the merger agreement will survive the effective time of the merger.

Covenants

               Conduct of Business Pending the Merger. Pursuant to the merger agreement, Executive Risk has agreed that from February 6, 1999, the date of the merger agreement, until the effective time of the merger, except as set forth in the merger agreement, or with the prior consent of Chubb, which consent may not be unreasonably withheld or delayed, Executive Risk and each Executive Risk subsidiary will conduct its business in all material respects in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact their present business organizations, maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, and preserve existing business relationships with material customers, lenders, suppliers and others.

               Specifically, from the date of the merger agreement until the effective time of the merger, Executive Risk may not, nor may it permit any Executive Risk subsidiary to:

               o amend the Executive Risk certificate of incorporation or the
                 Executive Risk by-laws;

               o make any changes in respect of its capital stock or regular cash dividends;

               o incur any capital expenditures, except for expenditures up to
                 $5 million, individually or $10 million in the aggregate, and those incurred in the ordinary course of business;

               o except for acquisitions in the ordinary course of the
                 investment activities of Executive Risk and its subsidiaries consistent with past practice, acquire any assets, including any equity interests, having a fair market value in excess of $10 million, or all or substantially all of the equity interests of any third party or any business or division of any third party having a fair market value in excess of $5 million;

               o sell, lease, encumber or otherwise dispose of any assets except for sales in the ordinary course of business;

               o incur any new indebtedness;

               o enter into any agreement or arrangement that would, after the effective time of the merger, limit or otherwise restrict Chubb, any Chubb subsidiary or any of their respective affiliates other than Executive Risk and its subsidiaries, from engaging or competing in any line of business or in any location, or amend, modify or terminate any material contract;

               o make any material changes to any of its current employee benefit arrangements other than those permitted under the merger agreement;

               o change Executive Risk's methods of accounting in effect at
                 September 30, 1998, except as required by changes in U.S. Generally Accepted Accounting Principles or by Regulation S-X of the Securities Exchange Act of 1934, as concurred in by its independent accountants or change Executive Risk's fiscal year;

               o settle any claim, disability or obligation for an amount in excess of $500,000, other than insurance and reinsurance claims arising in the ordinary course of business; and

               o enter into or renew reinsurance arrangements with terms beyond, in general, one year unless the arrangement is terminable after one year.

               Executive Risk has also agreed to use its commercially reasonable efforts to complete its plan which addresses its Year 2000 problems on a timely basis.

               In addition, Executive Risk has agreed, and will cause its subsidiaries, to provide reasonable advance notice to Chubb of its intention to enter into any agreement or arrangement that would limit or restrict Executive Risk, any Executive Risk subsidiary or any of their respective affiliates from engaging or competing in any line of business or in any location and will consult with Chubb and in good faith consider any proposals, including as to the advisability of entering into any of these kinds of contracts, or requests for changes as Chubb may reasonably suggest.

               Chubb has agreed that from the date of the merger agreement until the effective time of the merger, except as set forth in the merger agreement, without the prior consent of Executive Risk, which consent may not be unreasonably withheld or delayed, Chubb will, and will cause each of the Chubb subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and will use commercially reasonable efforts to:

               o preserve intact its present business organization,

               o maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including all material licenses and permits that are required for Chubb or any Chubb subsidiary to carry on its business, and

               o preserve existing relationships with its material customers, lenders, suppliers and others having material business relationships with it.

               Specifically, from the date of the merger agreement until the effective time of the merger, Chubb may not:

               o make any amendment to the Chubb's charter that changes any material term or provision of the Chubb common shares;

               o make any material changes to the charter of its merger
                 subsidiary;

               o take any action that would or would be reasonably likely to prevent or materially impair the ability of Chubb to consummate the transactions contemplated by the merger agreement or the stock option agreement; and

               o authorize or pay any extraordinary dividend on, or other extraordinary distribution with respect to, Chubb's capital stock or engage in any recapitalization, restructuring or reorganization with respect to Chubb's capital stock which materially and adversely affects the rights of the holders of Chubb common shares.

               No Solicitation of Transactions. Pursuant to the merger agreement:

              (a) Executive Risk has agreed that it will not, nor will it permit any Executive Risk subsidiary to, nor will it authorize or knowingly permit any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of Executive Risk or any Executive Risk subsidiary, directly or indirectly, to:


                 1. take any action to solicit, initiate or facilitate or
                    encourage the submission of any acquisition proposal, as defined below,

                 2. engage in any negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any acquisition proposal,

                 3. grant any waiver or release under any standstill or similar agreement with respect to any class of Executive Risk's equity securities or

                 4. enter into any agreement with respect to any acquisition proposal, other than in the manner contemplated by clause
                    (d) below.

               However, Executive Risk may take any actions described in the foregoing clauses 1, 2, 3, or 4 in respect of any person who makes a bona fide acquisition proposal, but only if:

               o Executive Risk's board of directors determines in good faith, after receipt of advice of its outside legal counsel, that it is required to take these actions in order to comply with its fiduciary duties under applicable law and

               o prior to furnishing any non-public information to third
                 parties, these persons shall have entered into a confidentiality agreement with Executive Risk on terms no less favorable to Executive Risk than the Confidentiality Agreement between Executive Risk and Chubb dated as of January 5, 1999.

               Executive Risk agreed to cease and cause to be terminated immediately all existing discussions or negotiations, if any, with any persons conducted prior to the date of the merger agreement with respect to, or that could be reasonably expected to lead to, any acquisition proposal.

               For the purposes of the merger agreement, acquisition proposal means any offer or proposal for, or indication of interest in, a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase of 30% or more of:

               o any class of equity securities of Executive Risk or its
                 subsidiary Executive Risk Indemnity Inc. or

               o the consolidated assets of Executive Risk and its subsidiaries or Executive Risk Indemnity Inc., other than the transactions contemplated by the merger agreement and the stock option agreement.

               (b) Unless Executive Risk's board of directors has previously withdrawn, or is concurrently therewith withdrawing, its recommendation of the merger in accordance with clause (d) below, neither Executive Risk's board of directors nor any committee of the board of directors may recommend any acquisition proposal to Executive Risk stockholders. Notwithstanding the foregoing, nothing contained in the merger agreement will prevent Executive Risk's board of directors from complying with Rule 14e-2 under the Securities Exchange Act of 1934 with respect to any acquisition proposal or making any disclosure required by applicable law.

               (c) Executive Risk will notify Chubb promptly but in no event later than 24 hours after receipt by Executive Risk or any Executive Risk subsidiary, or any of their respective directors, officers, agents or advisors, of any acquisition proposal. Similarly, Executive Risk will notify Chubb of any negotiations, discussions or contacts concerning, or any request for nonpublic information or for access to the properties, books or records of Executive Risk or any Executive Risk subsidiary or any request for a waiver or release under any standstill or similar agreement, by anyone that has made an acquisition proposal or indicates that it is considering making an acquisition proposal. This notice to Chubb will state the identity of the offeror and the material terms and conditions of the proposal. Executive Risk will keep Chubb reasonably apprised of any material developments with respect to any acquisition proposals.

               (d) Pursuant to the terms of the merger agreement, Executive Risk may terminate the merger agreement if

               o Executive Risk's board of directors shall have authorized
                 Executive Risk, subject to the terms and conditions of the merger agreement, to enter into a binding agreement concerning a transaction that constitutes a superior proposal, as defined below,

               o Executive Risk notifies Chubb that it intends to enter into the agreement, specifying the material terms and conditions of the agreement, and

               o Executive Risk pays Chubb a termination fee of $30 million plus expenses not to exceed $4 million.

               In connection with the foregoing, Executive Risk agrees that it will not terminate the merger agreement if, within three business days of receiving notice that Executive Risk wishes to enter into an agreement for a superior proposal, Chubb makes an offer such that the board of directors of Executive Risk determines that the superior proposal is no longer a superior proposal. Executive Risk is not permitted to enter into such binding agreement during the three business day period.

               For the purposes of the merger agreement, superior proposal means a bona fide, written acquisition proposal for all of the outstanding shares of Executive Risk common stock that is on terms that a majority of Executive Risk's board of directors determines in good faith, after consultation with an investment bank of nationally recognized reputation and Executive Risk's outside counsel, would result in a transaction, if consummated, that is more favorable to Executive Risk stockholders, from a financial point of view, than the transactions contemplated by the merger agreement.

               The determination of whether an acquisition proposal constitutes a superior proposal should take into account, among other things, all legal, financial, regulatory and other aspects of the proposal including any break-up fees, expense reimbursement provisions, conditions to consummation and the identity of the offeror and be made after giving effect to any revised proposal made by or on behalf of Chubb prior to the end of the three-business-day-period referred to in clause (d) above.

               Retention Program. Executive Risk will, and will cause each of its subsidiaries to, cooperate in good faith with Chubb to assist in the implementation of an employee retention benefit program designed by Chubb, in Chubb's sole discretion. However, all benefits and payments under any retention benefit program will be contingent upon the closing of the merger. The corporation surviving the merger will be solely liable for all obligations and liabilities under any retention benefit program.

               Indemnification and Insurance. The agreement of the parties on these matters is discussed above under the heading "Interests of the Executive Officers and Directors of Executive Risk in the Merger--Indemnification and Insurance".

               Executive Risk Stock Options. The merger agreement provides that at the effective time of the merger, each Executive Risk option outstanding immediately prior to the effective time of the merger, regardless of the extent vested and exercisable, will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the Executive Risk stock option, the same number of Chubb common shares as the holder of the Executive Risk option would have been entitled to receive pursuant to the merger agreement had the holder exercised the Executive Risk option in full immediately prior to the effective time of the merger, rounded up to the nearest whole number. The price per share, rounded down to the nearest whole cent, will equal:

               o the aggregate exercise price for the shares of Executive Risk common stock otherwise purchasable pursuant to the Executive Risk option divided by

               o the number of full Chubb common shares deemed purchasable pursuant to the Executive Risk option in accordance with the foregoing.

               Chubb has agreed, at or prior to the effective time of the merger, to take all corporate action necessary to reserve for issuance a sufficient number of Chubb common shares for delivery upon exercise of these substitute options. At or prior to the effective time of the merger, Chubb will file a registration statement, with respect to the Chubb common shares subject to the Chubb options, and will use its reasonable best efforts to maintain the effectiveness of the registration statement or statements, maintain the current status of the prospectus or prospectuses contained in the applicable registration statement and comply with all applicable state securities or blue sky laws for so long as the Chubb options remain outstanding.

               Benefits Continuation. Following the effective time of the merger and until December 31, 1999, Chubb will or will cause the surviving corporation to continue to maintain each Executive Risk employee plan in existence on the date of the merger agreement, other than any stock option or other equity-related plans maintained by Executive Risk, in accordance with their existing terms. During the period of January 1, 2000 through December 31, 2000, Chubb will or will cause the surviving corporation to maintain benefit plans which are in the aggregate at least as favorable to the employees of Executive Risk and its subsidiaries as the benefit plans in effect as of the date of the merger agreement, excluding any stock option or other equity-related plans maintained by Executive Risk.

               Chubb has also agreed to

               o waive all limitations as to preexisting conditions and waiting periods with respect to participation and coverage requirements applicable to the employees of Executive Risk under any welfare plan in which those employees may be eligible to participate after the effective date of the merger, except to the extent that conditions or waiting periods would apply under the then existing plans of Executive Risk and Executive Risk subsidiaries absent any change in the welfare plan coverage, and

               o provide each employee with credit for all service with
                 Executive Risk and Executive Risk subsidiaries for purposes of participation eligibility and vesting under each employee benefit plan covering these employees after the effective time of the merger. However, credit for service will not be given for purposes of benefit calculation, early retirement factors or benefit accruals, other than benefits previously accrued under an Executive Risk employee plan.

               In addition, at the regular meeting of the Organization and Compensation Committee of the board of directors of Chubb held in March of 1999, the committee, at Chubb's recommendation, authorized the grant to employees of Executive Risk and its subsidiaries, as of the effective time of the merger, of options to acquire not more than 228,800 shares of Chubb common stock under Chubb's Long-Term Stock Incentive Plan. This grant will be based in part on the recommendations by Executive Risk and in accordance with the terms described on a schedule to the merger agreement.

               Other Covenants. The merger agreement contains other covenants relating to preparation and distribution of this document, calling of the special meeting, access to information, mutual notification of specified events, public announcements and cooperation regarding filings with governmental and other agencies and organizations. In addition, the merger agreement contains a general covenant requiring the parties to use their reasonable best efforts to effect the consummation of the merger.

Conditions to the Consummation of the Merger

               Conditions to Each Party's Obligations to Effect the Merger. Each party's obligation to complete the merger is subject to the satisfaction of the several conditions including:

               (a) Stockholder Approval. Receipt of the approval by Executive Risk's stockholders of the merger agreement and the transactions contemplated by the merger agreement.

               (b) Listing or Quotation of Stock. Approval for listing on the New York Stock Exchange, subject to official notice of issuance, of the Chubb common shares to be issued in the merger.

               (c) No Governmental Restraints. The absence of any order, injunction or decree, or any other governmental action, that permanently restrains, enjoins or otherwise prohibits the consummation of the merger.

               Additional Conditions to Obligations of Chubb. The obligation of Chubb and MergerSub to complete the merger is subject to the satisfaction of each of the following additional conditions:

             (a) Performance of Obligations; Representations and Warranties. The performance in all material respects by Executive Risk of all of its obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger. The representations and warranties of Executive Risk set forth in the merger agreement that are qualified as to material adverse effect being true and correct when made and at and as of the time of the filing of the certificate of merger, as if made at and as of that time, except that, if any representation or warranty speaks as of an earlier date, it shall be true and correct as of that date, except for inaccuracies as are not reasonably likely, individually or in the aggregate, to have a material adverse effect in respect of Executive Risk.

             (b) Tax Opinion. Chubb having received a written opinion from Davis Polk & Wardwell, its counsel, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the tax code.

               Additional Conditions to Obligations of Executive Risk. The obligation of Executive Risk to complete the merger is subject to the satisfaction of each of the following additional conditions:

             (a) Performance of Obligations; Representations and Warranties. Chubb and its merger subsidiary each will have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the merger. The representations and warranties of Chubb contained in the merger agreement will be true and correct when made and at and as of the time of filing the certificate of merger, as if made at and as of that time, other than inaccuracies which have not had and are not likely to have a material adverse effect on Chubb.

             (b) Tax Opinion. Executive Risk having received a written opinion from Dewey Ballantine LLP, its counsel, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the tax code.

Termination

               The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by the Executive Risk stockholders:

             (a) by mutual written consent of Chubb and Executive Risk;

             (b) by either Chubb or Executive Risk, if the merger has not been contemplated by December 31, 1999. However, this right to terminate the merger agreement will not be available to a party whose breach of any obligation under the merger agreement has been the cause of the failure of the merger to occur on or before December 31, 1999;

             (c) by either Chubb or Executive Risk, if there is any law or regulation that makes completion of the merger illegal or otherwise prohibited, or if a court or other governmental entity having competent jurisdiction has issued a nonappealable final order or taken any other nonappealable final action enjoining Executive Risk, Chubb or its merger subsidiary from completing the merger;

             (d) by either Chubb or Executive Risk if the Executive Risk stockholders have not approved the merger agreement as required;

             (e) by Executive Risk, if Chubb or its merger subsidiary has breached or failed to perform any representation, warranty, covenant or agreement which would cause the conditions set forth in "--Conditions to the Consummation of the Merger-- Additional Conditions to Obligations of Executive Risk" not to be satisfied, and these conditions are incapable of being satisfied by December 31, 1999;

             (f) by Executive Risk, if its board of directors has determined, in accordance with the requirements described under "--Covenants--No Solicitation of Transactions", to approve or recommend a superior proposal;

             (g) by Chubb, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Executive Risk set forth in the merger agreement has occurred which would cause the conditions set forth under "--Conditions to the Consummation of the Merger-- Additional Conditions to Obligations of Chubb" not to be satisfied, and these conditions are incapable of being satisfied by December 31, 1999;

             (h) by Chubb, if Executive Risk's board of directors has

                  1. withdrawn or modified its recommendation of the merger
                     and/or

                  2. recommended any acquisition proposal to the Executive Risk stockholders;

             (i) by Chubb, if Executive Risk, any Executive Risk subsidiary or any of their respective officers, directors, employees, advisors or other agents has willfully and materially breached the covenant to call for a shareholders special meeting or the covenant described under "--Covenants--No Solicitation of Transactions".

Termination Fees Payable by Executive Risk

               If the merger agreement is terminated pursuant to paragraphs
(f) or (h) under "--Termination" above, Executive Risk will pay to Chubb a termination fee of $30 million in cash within one business day after the termination plus out-of-pocket expenses not to exceed $4 million.

               If the merger agreement is terminated pursuant to paragraph (d) under "--Termination" above, Executive Risk will pay Chubb out-of-pocket expenses not to exceed $4 million and, if at the time of termination an acquisition proposal shall have been made and be pending and within 12 months after the termination, a third party acquisition event, as defined below, occurs, Executive Risk will pay to Chubb a $30 million termination fee within one business day of the earlier to occur of the date on which it enters into any agreement constituting, or consummates, the third party acquisition event.

               If the merger agreement is terminated pursuant to paragraph (i) under "--Termination" above, Executive Risk shall pay to Chubb out-of-pocket expenses not to exceed $5 million and if within 12 months after the termination a third party acquisition event occurs, then Executive Risk shall pay to Chubb a $40 million termination fee within one business day of the earlier to occur of the date on which it enters into any agreement constituting, or consummates, a third party acquisition event.

               For the purposes of the merger agreement, a "third party acquisition event" means

               o the consummation of an acquisition proposal involving the purchase of a majority of either the equity securities of Executive Risk or of the consolidated assets of Executive Risk and the Executive Risk subsidiaries, taken as a whole, or any similar transaction that, if it had been proposed prior to the termination of the merger agreement, would have constituted an acquisition proposal or

               o the entering into by Executive Risk or any of the Executive
                 Risk subsidiaries of a definitive agreement with respect to any such transaction.

Expenses

               All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement other than termination fees payable upon termination under "--Termination Fees Payable by Executive Risk " will be paid by the party incurring these expenses, whether or not the merger is consummated.

Stock Option Agreement

               In connection with the merger agreement, Chubb and Executive Risk entered into the stock option agreement. The following is a description of the material terms of the stock option agreement but it does not purport to be complete. Stockholders are encouraged to read the stock option agreement in its entirety. A copy of the stock option agreement is attached as Annex B to this proxy statement/prospectus.

               Pursuant to the stock option agreement, Executive Risk has granted Chubb an irrevocable option to purchase up to that number of shares which equals 19.9% of the outstanding shares of Executive Risk common stock immediately prior to the first exercise of the option, at a cash purchase price equal to $71.70 per share.

               The option may be exercised by Chubb, in whole or in part, at any time, or from time to time, following the occurrence of a trigger event or an event which obligates Executive Risk to pay a termination fee under the events specified in "--Termination Fees Payable by Executive Risk" above, and prior to the termination date of the option which is 45 days after the trigger event.

               In the event of any change in the shares of Executive Risk common stock by reason of stock dividends, stock splits, split-ups, spin-offs, recapitalizations, recombinations, extraordinary dividends or the like, the type and number of option shares, and the option price, as the case may be, will be adjusted appropriately so as to fully preserve the economic benefits provided of the option and proper provision will be made in any agreement governing any such transaction to provide for a similar adjustment and the full satisfaction of Executive Risk's obligations under the stock option agreement.

               Pursuant to the terms of the stock option agreement, Executive Risk's obligation to deliver Executive Risk shares upon exercise of the option is subject to the conditions that:

               o no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Executive Risk shares is in effect;

               o any applicable waiting period under the United States federal antitrust laws has expired or been terminated; and

               o any approval required to be obtained prior to the delivery of the Executive Risk shares under the laws of any jurisdiction have been obtained and are in full force and effect.

               The stock option agreement provides that, if by the first anniversary of the date the merger agreement was terminated pursuant to the terms of the agreement, neither Chubb nor any other person has acquired more than fifty percent of the outstanding shares of Executive Risk common stock, then Executive Risk has the right to purchase all, but not less than all, of the Executive Risk shares acquired upon exercise of the option at the greater of:

               o the option purchase price, or

               o the average of the closing price per share of Executive Risk common stock on the NYSE Composite Tape for the five consecutive trading days ending on and including the trading date immediately prior to the completion of the repurchase of shares of Executive Risk common stock.

               The stock option agreement also provides that at any time when the option is exercisable pursuant to the agreement, Chubb will have the right to sell to Executive Risk the option together with any Executive Risk shares acquired upon exercise of the option at the higher of:

               o the highest price per share at which a tender or exchange offer has been made for shares of Executive Risk common stock following the date hereof, or

               o the highest closing price per share of Executive Risk common stock as reported by the NYSE Composite Tape for any day following the date on which an acquisition proposal has been made, less in the case of each option share, the option price.

               The stock option agreement provides that in no event will Chubb's total profit, as defined below, exceed the amount of the applicable termination fee and, if it otherwise would exceed this amount, Chubb will repay the excess amount to Executive Risk in cash so that Chubb's total profit will not exceed the amount of the applicable termination fee.

               For the purposes of the stock option agreement, total profit is calculated as the sum, before taxes, of the following:

               o the amount of the termination fee received by Chubb pursuant to the merger agreement,

               o the amount received by Chubb in connection with Executive
                 Risk's repurchase of the option, or any portion of the option, and/or option share, as applicable, pursuant to the stock option agreement,

               o the net cash amounts received by Chubb pursuant to the sale of option shares to any unaffiliated party minus Chubb's purchase price for the option shares, and

               o any amounts received by Chubb on the sale of the option, or any portion of the option, to any unaffiliated party.

               The stock option agreement further provides that the option may not be exercised for a number of Executive Risk shares as would, as of the date of the exercise, result in a notional total profit, as defined below, of more than the amount of the applicable termination fee and, if exercise of the option otherwise would exceed this amount, the exercise price for these shares will be increased so that the notional total profit will not exceed the amount of the applicable termination fee.

               The notional total profit is calculated as the total profit determined as of the date of the proposed exercise of the option assuming that the option were exercised on that date and assuming that each share was sold for cash at the closing market price on the NYSE Composite Tape for one share of Executive Risk common stock as of the close of business on the preceding trading day, less customary brokerage commissions.

               Executive Risk granted the option to Chubb in part to increase the likelihood that Executive Risk would complete the merger. The stock option agreement could discourage other companies from trying or proposing to combine with Executive Risk before we complete the merger.

               The purchase of more than 10% of the outstanding shares of Executive Risk by Chubb pursuant to the stock option agreement may require approvals by various insurance regulatory agencies.

Voting Agreement

               General. As an inducement to Chubb entering into the merger agreement, directors of Executive Risk who own shares of Executive Risk common stock entered into a voting agreement with Chubb dated as of February 6, 1999. As of the date of the voting agreement, these directors beneficially owned approximately 15.1%, including options exercisable, of the outstanding shares of Executive Risk common stock. The following is a summary of the material terms of the voting agreement, but it does not purport to be complete. Stockholders are encouraged to read the voting agreement in its entirety. A copy of the voting agreement is attached as Annex C to this proxy statement/prospectus.

               Voting and Proxies. Pursuant to the voting agreement, the directors have agreed, among other things, to vote all shares of Executive Risk common stock owned or subsequently acquired by them to approve and adopt the merger agreement and each other action or agreement related to the merger agreement. The directors have also agreed that they will not vote in favor of the approval of any acquisition proposal, reorganization or similar transaction or any transaction that would frustrate or delay the merger. The directors have revoked any and all previous proxies, and granted an irrevocable proxy appointing Chubb as their attorney-in-fact and proxy, with full power to vote their shares. The proxy granted to Chubb by the directors will be revoked only upon termination of the voting agreement.

               Other Provisions. The voting agreement provides that the directors will not, among other things, without the prior written consent of Chubb, directly or indirectly,

               o grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their shares of Executive Risk common stock, or

               o sell or transfer, directly or indirectly, any shares of
                 Executive Risk common stock during the term of the voting agreement, other than as required to pay income taxes.

               In addition, the directors agreed not to authorize or knowingly permit any investment bankers, attorneys, accountants, consultants and other agents or advisors of the directors to, directly or indirectly:

               o take any action to solicit, initiate or facilitate or encourage the submission of any acquisition proposal,

               o engage in any negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any acquisition proposal, or

               o grant any waiver or release under any standstill or similar agreement to which any of the directors is a party with respect to any class of equity securities of Executive Risk.

               However, the directors may take any action in their capacity as directors of Executive Risk that the board of directors would be permitted to take in accordance with the terms and conditions of the merger agreement.

               The directors have also agreed to notify Chubb within one day of obtaining any knowledge of any acquisition proposal or of any request for nonpublic information relating to Executive Risk or any of its subsidiaries or for access to the properties, books or records of Executive Risk or any of its subsidiaries or any request for a waiver or release under any standstill or similar agreement by any person who indicates that it is considering making, or has made, an acquisition proposal. The notice must state the identity of the offeror and the material terms and conditions of any acquisition proposal, inquiry, contact or request. The directors will keep Chubb reasonably apprised of any material development with respect to any acquisition proposal. The directors will terminate all existing discussions or negotiations, if any, with any persons conducted up to the date of the voting agreement with respect to, or that could reasonably be expected to lead to, any acquisition proposal.

               The voting agreement terminates upon termination of the merger agreement.


                       VOTING SECURITIES AND THEIR HOLDERS

               Stockholders should read each of Chubb's and Executive Risk's 1998 Annual Report on Form 10-K to get detailed information regarding, for the respective companies:

               o security ownership of beneficial owners of more than five percent of any class of the company's voting securities,

               o security ownership by management of that company,

               o executive compensation, and

               o relationships and transactions with related persons.

               See "Where You Can Find More Information" below.



                               THE SPECIAL MEETING

               This document is furnished in connection with the solicitation of proxies from the holders of Executive Risk common stock by Executive Risk's board of directors for use at the special meeting. This document and accompanying form of proxy are first being mailed to the Executive Risk stockholders on or about June 18, 1999.

Time and Place; Purpose

               The Executive Risk special meeting will be held at Executive Risk's offices at the Tower Business Park, 82 Hopmeadow Street, Route 10 & 202, Simsbury, Connecticut on July 19, 1999, starting at 10:00 a.m., local time. At the special meeting, the Executive Risk stockholders will be asked to consider and vote upon the merger agreement proposal.

               Representatives of Ernst & Young LLP are expected to be present at the Executive Risk special meeting, where they will have the opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions.

Voting Rights; Votes Required for Approval

               Executive Risk. Executive Risk's board of directors has fixed the close of business on June 17, 1999 as the record date for Executive Risk stockholders entitled to notice of and to vote at the special meeting.

               Currently, the only outstanding voting securities of Executive Risk are the shares of Executive Risk common stock. Only holders of record of shares of Executive Risk common stock on the Executive Risk record date are entitled to notice of the Executive Risk special meeting, and to vote at the special meeting. Each holder of record, as of the record date, of Executive Risk common stock is entitled to cast one vote per share on the merger agreement proposal.

               On the record date, there were approximately ________ shares of Executive Risk common stock outstanding and entitled to vote at the special meeting, held by approximately ____ shareholders of record.

               The favorable vote of a majority of all outstanding shares of Executive Risk common stock outstanding on the record date is required to approve the merger agreement.

               On the record date, the directors and executive officers of Executive Risk and their affiliates beneficially owned and were entitled to vote ________ shares of Executive Risk common stock, or approximately _____% of the shares of Executive Risk common stock outstanding on the record date.
Those directors and executive officers entered into the voting agreement which is described in more detail under the heading "Principal Provisions of the Merger Agreement--Voting Agreement" above.

Voting of Proxies

               All shares of Executive Risk common stock represented by proxies properly received prior to or at the special meeting and not revoked will be voted in accordance with the instructions indicated in these proxies. If no instructions are indicated on a properly executed returned proxy, these proxies will be voted FOR the approval of the merger agreement.

               If a proposal to adjourn the Executive Risk special meeting is properly presented, the persons named in the enclosed form of proxy will not have discretion to vote shares voted against the merger agreement, in favor of the adjournment proposal. Executive Risk is not aware of any matters expected to be presented at its meeting other than as described in its notice of special meeting.

               Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

               1. filing, including by telecopy, with the Secretary of Executive
                  Risk, before taking the vote at the special meeting, a written notice of revocation bearing a later date than the date of the proxy or a later-dated proxy relating to the same shares; or

               2. attending the relevant meeting and voting in person.

               In order to vote in person at the Executive Risk special meeting, Executive Risk stockholders must attend the meeting and cast their votes in accordance with the voting procedures established for the meeting. Attendance at a meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the taking of the vote at the applicable meeting as follows:

               o to Executive Risk Inc., 82 Hopmeadow Street, P.O. Box 2002,
                 Simsbury, Connecticut, 06070-7683, Telecopy: (860) 408-2464,
                 Attention: Secretary.

               Executive Risk stockholders who require assistance in changing or revoking a proxy should contact Georgeson & Co. Inc. at the address or phone number provided in this document under the caption "Who Can Help Answer Your Questions".

               Abstentions may be specified on the merger agreement proposal. Since the favorable vote of holders of a majority of the outstanding shares of Executive Risk common stock on the merger agreement proposal is required to approve this proposal, a proxy marked "ABSTAIN" with respect to this proposal will have the effect of a vote against this proposal. In addition, the failure of an Executive Risk stockholder in connection with the merger agreement proposal to return a proxy will have the effect of a vote against the merger agreement proposal.

               Under New York Stock Exchange rules, brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. Under New York Stock Exchange rules, these brokers are precluded from exercising their voting discretion with respect to the approval and adoption of non-routine matters like the merger agreement proposal and, thus, absent specific instructions from the beneficial owner of these shares, brokers are not empowered to vote these shares with respect to the approval and adoption of the proposal. Since the affirmative votes described above are required for approval of the merger agreement proposal, a vote by a broker who has not received specific voting instructions with respect to this proposal will have the effect of a vote against the proposal.

               It is the policy of Executive Risk to keep proxy cards, ballots and voting tabulations that identify individual stockholders confidential, except where disclosure is mandated by law and in other limited circumstances.

               The cost of solicitation of proxies will be paid by Executive Risk. Executive Risk expects the cost of solicitation to be approximately $12,000. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners and Executive Risk will, upon request, reimburse these brokerage houses and custodians for their reasonable expenses in so doing. Executive Risk has signed a letter of agreement with Georgeson & Company Inc. which provides that Georgeson will disseminate broker search cards, distribute proxy materials in preparation for the special meeting and assist in the proxy solicitation process. Georgeson's fee for these services is $10,000, plus reimbursement for expenses incidental to the solicitation. The letter agreement with Georgeson contains customary indemnification and confidentiality provisions. To the extent necessary in order to ensure sufficient representation at its meeting, Executive Risk may request by telephone or telecopy the return of proxy cards. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay.

               Executive Risk stockholders should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of Executive Risk common stock will be mailed by Chubb to former Executive Risk stockholders as soon as practicable after the consummation of the merger.


                        COMPARISON OF STOCKHOLDER RIGHTS

               Holders of shares of Executive Risk common stock will, upon the exchange of their shares pursuant to the merger, become holders of shares of Chubb common stock, and their rights as holders of Chubb common shares will be governed by New Jersey law and Chubb's charter and by-laws. The material differences between the rights of holders of shares of Executive Risk common stock and the rights of holders of shares of Chubb common stock, which result from differences in their governing corporate documents and differences in Delaware and New Jersey corporate law, are summarized below.

                              CHUBB                                                       EXECUTIVE RISK
                                                          GENERAL
o   Chubb is a New Jersey corporation subject to the                    o   Executive Risk is a Delaware corporation subject
    provisions of the New Jersey Business                                   to the provisions of the General Corporation Law
    Corporation Act.                                                        of the State of Delaware.
o   The rights of Chubb shareholders are governed                       o   The rights of Executive Risk stockholders are
    by Chubb's charter and by-laws, in addition to                          governed by Executive Risk's charter and by-
    New Jersey law.                                                         laws, in addition to Delaware law.
                                                                        o   Executive Risk stockholders will, upon
                                                                            consummation of the merger, become Chubb
                                                                            shareholders.
                                                     AUTHORIZED CAPITAL
o   The authorized and outstanding capital stock of                     o   The authorized and outstanding capital stock of
    Chubb consists of:                                                      Executive Risk consists of:
    o  600,000,000 Chubb common shares, $1.00                               o  50,000,000 shares of Executive Risk
       par value, of which 161,833,465 shares were                             common stock, $.01 par value, of which
       outstanding as of May 31, 1999;                                         11,561,245 shares were outstanding as of
    o  4,000,000 shares of cumulative preferred                                June 10, 1999; and
       stock, $1.00 par value, of which 300,000 are                         o  4,000,000 shares of preferred stock, with a
       designated as "Series B Participating                                   par value of $.01 per share.  There are no
       Cumulative Preferred Stock" and relate to                               shares of Executive Risk preferred stock
       Chubb's shareholder rights plan, which is                               outstanding as of the Executive Risk record
       described in "--Stockholder Rights Plan"                                date.
       below.  There are no shares of Chubb
       preferred stock outstanding as of the
       Executive Risk record date.
                                              AMENDMENT OF GOVERNING DOCUMENTS
                                                          Charter
o   The following is required to amend the Chubb                        o   The following is required to amend the Executive
    charter:                                                                Risk charter:

    o  the board shall first approve a proposed                         o   the board shall first approve a proposed
       amendment and submit it to the                                       amendment and submit it to the stockholders; and
       shareholders; and                                                o   the approval of a majority of the outstanding
    o  the approval of two-thirds of the votes cast                         shares of stock of each class entitled to vote; and
       by shareholders entitled to vote is required                         o  Amendments to provisions governing the
       to adopt the amendment.                                                 size of the board of directors, the liability of
                                                                               directors to the corporation, meetings of
                                                                               stockholders and amending the charter,
                                                                               additionally require the affirmative vote of
                                                                               the holders of at least seventy-five percent of
                                                                               the then-outstanding shares of Executive
                                                                               Risk common stock.
                                                          By-laws
o   The Chubb by-laws may be amended, adopted or                        o  The Executive Risk by-laws may be amended by:
    repealed by:                                                            o  the affirmative vote of the holders of at least
    o  a majority of the votes cast by shareholders                            seventy-five percent of the shares of
       entitled to vote; or                                                    Executive Risk common stock; or
    o  a majority vote of the board of directors.                           o  the board of directors.
                                                         DIRECTORS
                                                           Number
o   The number of directors must be between 7 and                       o   The number of directors must be between 7 and
    30, with the actual number to be determined by                          11 directors, as fixed from time to time by
    the board of directors.                                                 resolution of the board of directors.
o   The current number of directors is 15.                              o   The current number of directors is 11.
                                                       Classification
o   Chubb does not have a classified board of                           o   The Executive Risk board of directors is divided
    directors.  The Chubb by-laws require that all                          into three classes, each as nearly equal in number
    directors be elected at each annual meeting of                          as possible, with one class being elected annually
    shareholders for a term of one year.                                    to a three-year term.
                                                          Removal
o   Directors may be removed with or without cause                      o   Any director may be removed for cause, and only
    with the approval of a majority of the votes cast                       for cause, with the approval of a majority of the
    by shareholders entitled to vote.                                       Executive Risk common stockholders.
                                                         Vacancies
o   Any vacancy which occurs during the year or                         o   A vacancy occurring on the Executive Risk board
    which occurs as a result of an increase in the size                     of directors, including a vacancy resulting from
    of the Chubb board of directors may be filled by                        an increase in the number of directors, may be
    a majority vote of the directors then in office,                        filled by the vote of a majority of the remaining
    even if less than a quorum, for the balance of the                      Executive Risk directors, whether or not they
    term.                                                                   constitute a quorum.  Directors chosen in this
                                                                            manner shall remain in office for the unexpired
                                                                            term and until his or her successor is elected and
                                                                            qualified or until his or her earlier resignation or
                                                                            removal.
o   As permitted by New Jersey law, the Chubb                           o   As permitted by Delaware law, the Executive
    charter contains a provision that eliminates the                        Risk charter contains a provision that eliminates
    personal liability of directors or officers to the                      the personal liability of directors to the
    corporation or to its shareholders for damages for                      corporation or to its stockholders for damages for
    breaches of any duty, except where a judgment or                        breaches of duty, except where the director's acts
    other final adjudication establishes that the                           or omissions:
    director's acts or omissions:                                           o  were in breach of the director's duty of
    o  were in breach of the director's or officer's                           loyalty to Executive Risk and its
       duty of loyalty to Chubb or its shareholders;                           stockholders;
    o  were not in good faith or involving a                                o  were in bad faith or involved intentional
       knowing violation of law; or                                            misconduct or a knowing violation of the
    o  resulted in receipt by the director or officer                          law;
       of an improper personal benefit.                                     o  involved transactions from which the
                                                                               director derived an improper personal
                                                                               benefit; or
                                                                            o  resulted in a violation of a statute prohibiting
                                                                               dividend declarations, payments to
                                                                               stockholders, and particular types of loans.
                                                       Indemnification
o   The Chubb charter provides that the corporation                     o   Executive Risk is required by its by-laws to
    shall indemnify its officers, directors, employees                      indemnify a director, officer, employee, or agent
    and corporate agents specified in the charter for                       of Executive Risk who is or was made a party to
    any expenses and liabilities incurred in their                          any proceeding by reason of the fact that he is or
    official capacity to the maximum extent                                 was a director, officer, employee or agent or is or
    permissible under New Jersey law.                                       was serving any other corporation, partnership,
o   Under New Jersey law, a corporation may                                 joint venture, trust, employee benefit plan or
    indemnify any director, officer, employee and                           other enterprise, at the request of Executive Risk
    corporate agent made, or threatened to be made, a                       if he acted:
    party to any action or proceeding by reason of his                      o  in good faith;
    position in the corporation.  In order to be                            o  in a manner which he reasonably believed to
    indemnified, the director, officer, employee or                            be in or not opposed to the best interests of
    corporate agent must have acted:                                           the corporation; and
    o  in good faith;                                                       o  with respect to any criminal proceeding,
    o  in a manner which he reasonably believed to                             with no reasonable cause to believe that his
       be in or not opposed to the best interests of                           conduct was unlawful.
       the corporation; and                                             o   Furthermore, the Executive Risk by-laws provide
    o  with respect to any criminal proceeding,                             that each director, officer, employee or agent of
       with no reasonable cause to believe that his                         Executive Risk shall be indemnified against all
       conduct was unlawful.                                                costs and expenses reasonably incurred by or
o   Under New Jersey law and Chubb's charter, the                           imposed upon him in connection with or resulting
    expenses incurred by a director, officer, employee                      from any action, suit or proceeding to which he
    or corporate agent in connection with these                             may be made a party by reason of his being or
    proceedings may be paid by Chubb in advance of                          having been a director, officer, employee or agent
    its final disposition upon the receipt of an                            of Executive Risk, whether or not he continues to
    undertaking by or on behalf of the director,                            be such at the time of incurring the cost or
    officer, employee or corporate agent to repay this                      expense, provided that payment of expenses by a
    amount if it shall be determined that he is not                         director or officer in advance of the final
    entitled to be indemnified as provided under New                        disposition of the proceeding shall be made only
    Jersey law.                                                             upon delivery to Executive Risk of an
                                                                            undertaking that the director or officer will repay
                                                                            all amounts if it is determined that he is not
                                                                            entitled to be indemnified.
                                                        STOCKHOLDERS
                                              Annual Meetings of Stockholders
o   The annual meeting of shareholders shall be held                    o   The annual meeting of stockholders shall be held
    on a date and at a place fixed by the Chubb board                       on a date and at a place fixed by the Executive
    of directors.                                                           Risk board of directors.
                                              Special Meetings of Stockholders
o   Special meetings may be called at any time and                      o   Special meetings of the Executive Risk
    for any purpose by:                                                     stockholders for any purpose(s) may be called
    o  the Chairman of the Chubb board of                                   only by the board of directors to be held at the
       directors;                                                           place, on the date and at the time as the board of
    o  the Chairman of the Executive Committee;                             directors determines.
    o  a majority of the board;
    o  the holders of 50% or more of the
       outstanding common shares; or
    o  the New Jersey Superior Court, for good
       cause, upon application by the holder or
       holders of at least 10% of all the shares
       entitled to vote at a meeting.
                                    Stockholder Inspection Rights and Stockholder Lists
o   Under New Jersey law, a shareholder has the                         o   Under Delaware law, any Executive Risk
    right for any proper purpose to examine and/or                          stockholder is entitled to inspect and copy books
    copy minutes from shareholder meetings and                              and records, including the corporation's stock
    shareholder records, so long as the shareholder:                        ledger and a list of its stockholders as long as the
    o  has been an Chubb shareholder of record for                          inspection is for a proper purpose and during the
       at least six months;                                                 usual hours of business.
    o  is a holder of at least five percent of any
       class or series of outstanding shares; or
    o  has been authorized in writing by the holders
       of at least five percent of any class or series
       of outstanding shares.
o   The requesting shareholder must submit a written
    demand at least five days prior to the proposed
    date of examination.
o   The materials must be examined during usual
    business hours, and the examination may be done
    in person or by an agent or attorney.
o   Upon the written request of any shareholder, the
    corporation shall mail to the shareholder its
    balance sheet as at the end of the preceding fiscal
    year, and its profit and loss and surplus
    statements for that fiscal year.
                                             Stockholder Action Without Meeting
o   Under New Jersey law, any shareholder action                        o   Under Executive Risk's charter, any action taken
    required or permitted to be taken by shareholder                        by its common stockholders must be taken at an
    vote, other than the annual election of directors,                      annual or special meeting of stockholders.  The
    can be taken without a meeting upon the written                         taking of any action by written consent is
    consent of shareholders who would have been                             specifically denied.
    entitled to cast the minimum number of votes
    necessary to authorize the action at a meeting
    where all shareholders entitled to vote were
    present and voting.  Under New Jersey law, the
    annual election of directors, if not conducted at a
    shareholders' meeting, may only be effected by
    unanimous written consent.
o   Under New Jersey law, a shareholder vote on a
    plan of merger or consolidation or sale or
    disposition of all or substantially all of the assets,
    if not conducted at a shareholders' meeting, may
    only be effected by either:
    o  unanimous written consent of all
    shareholders, or
    o  written consent of shareholders who would
    have been entitled to cast the minimum
    number of votes necessary to authorize the
    action at a meeting, with advance notice to
    all other shareholders.
                                                Dividends and Distributions
o   New Jersey law generally provides that a                            o   Subject to any restrictions contained in the
    corporation may declare and pay dividends on its                        corporation's charter, Delaware law generally
    outstanding stock so long as the corporation is                         provides that a corporation may declare and pay
    not insolvent and would not become insolvent as                         dividends out of surplus or, if no surplus exists,
    a consequence of the dividend payment, or the                           out of net profits for the fiscal year in which the
    corporation's total assets would not be less than                       dividend is declared and/or the preceding fiscal
    its total liabilities.                                                  year.  Executive Risk's charter is silent on this
                                                                            issue.
                                                                        o   Under Delaware law, the directors of a Delaware
                                                                            corporation may not, however, pay any dividends
                                                                            out of net profits if the capital of the corporation
                                                                            has been diminished by depreciation in the value
                                                                            of its property, or by losses, or otherwise, to an
                                                                            amount less than the aggregate amount of capital
                                                                            represented by the issued and outstanding stock
                                                                            of all classes.
                                                     Dissenters' Rights
    Dissenters' rights are those rights granted to stockholders to dissent from particular types of corporate transactions, and to obtain payment for their shares.
o   New Jersey law generally allows dissenter's                         o   Delaware law generally provides stockholders of
    rights of appraisal upon mergers, consolidations,                       a Delaware corporation the right to dissent from
    sales of all or substantially all of the corporation's                  mergers, statutory share exchanges and other
    assets or other corporate transactions specified in                     corporate transactions, and to obtain payment of
    the New Jersey Business Corporation Act, with                           the fair value of their shares in the event of those
    some exceptions listed below.  Unless the charter                       transactions, with some exceptions listed below.
    provides otherwise, appraisal rights are not                            Delaware law also provides that appraisal rights
    available under New Jersey law to a corporation's                       are not available to holders of shares of a
    shareholders with respect to a merger if the                            Delaware corporation that either
    merger did not require shareholder approval.                            o  has shares listed on a national securities
    Chubb's charter does not provide otherwise.  In                            exchange or designated as a national market
    addition, unless otherwise provided in the charter,                        system security on an interdealer quotation
    no statutory right of appraisal exists in a merger                         system by the National Association of
    or consolidation where the stock of the New                                Securities Dealers, Inc. or
    Jersey corporation is                                                   o  has at least 2,000 record stockholders, unless
    o  listed on a national securities exchange,                               these stockholders are required by the terms
    o  has at least 1,000 record shareholders, or                              of the merger to accept anything other than:
    o  where the consideration to be received                               o  shares of stock of the surviving
       pursuant to the merger or consolidation                                 corporation;
       consists of cash or shares, obligations or                           o  shares of stock of another corporation
       other securities which, after the transaction,                          which, as of the effective date of the
       will be listed on a national securities                                 merger or consolidation, are listed on
       exchange or held of record by at least 1,000                            national securities exchange or
       holders.  Chubb's charter does not provide                              designated as a national market system
       otherwise.                                                              security on an interdealer quotation
Furthermore, unless otherwise provided in the                                  system by the National Association of
corporation's charter, no appraisal rights are available                       Securities Dealers, Inc. or held of
in a sale, lease, exchange or other disposition of all or                      record by more than 2,000
substantially all of a corporation's assets                                    stockholders;
    o  with respect to shares that are listed on a                          o  cash instead of fractional shares of such
       national securities exchange or are held by at                          stock; or
       least 1,000 record shareholders or                                   o  any combination of the above.
    o  from a dissolution transaction in which                          o   Appraisal rights are not available under Delaware
       substantially all of a corporation's net assets                      law in the event of the sale of all or substantially
       are to be distributed to its shareholders                            all of a corporation's assets or the adoption of an
       within one year after the date of the                                amendment to its charter, unless rights to
       transaction and when the transaction is                              appraisal are granted in the corporation's charter.
       wholly for                                                           Executive Risk's charter does not grant appraisal
       o   cash ,                                                           rights.
       o   shares, obligations or other securities
           which will be listed on a national
           securities exchange or held by not less
           than 1,000 record holders or
       o   cash and the securities listed above.
           Chubb's charter does not provide
           otherwise.
                                      Approval of, and Special Rights with Respect to,
                                      Mergers or Consolidations and Other Transactions
o   Under New Jersey corporation law and Chubb's                        o   Under Delaware corporation law, unless
    charter, a merger requiring shareholder approval                        otherwise provided in the charter, a merger
    must be approved by two-thirds of the votes cast                        requiring stockholder approval requires the
    by shareholders entitled to vote on the merger.                         affirmative vote of a majority of the outstanding
o   Furthermore, under New Jersey law, unless                               stock of the corporation.
    otherwise provided in the corporation's charter,                    o   Furthermore, under Delaware law, unless
    approval of the shareholders of a New Jersey                            otherwise provided in the corporation's charter,
    corporation which is a surviving corporation in a                       approval of the stockholders of a surviving
    merger is not required if                                               corporation in a merger is not required if
    o  the plan of merger does not make an                                  o  the plan of merger does not make an
       amendment of the charter of the surviving                               amendment of the charter of the surviving
       corporation that would otherwise require                                corporation that would otherwise require
       shareholder approval,                                                   stockholder approval,
    o  the shares outstanding immediately before                            o  the shares outstanding immediately before
       the effectiveness of the merger are not                                 the effectiveness of the merger are not
       changed by the merger, and                                              changed by the merger, and
    o  the number of voting or participating shares                         o  the number of voting or participating shares
       outstanding, including shares issuable upon                             outstanding, including shares issuable upon
       conversion of other securities or upon                                  conversion of other securities or upon
       exercise of rights or warrants issued                                   exercise of rights or warrants issued
       pursuant to the merger, after the merger,                               pursuant to the merger, after the merger,
       after giving effect to the merger, will not                             after giving effect to the merger, will not
       exceed by more than 40% the number of                                   exceed by more than 20% the number of
       voting and participating shares, as the case                            common shares, as the case may be, of the
       may be, of the surviving corporation                                    surviving corporation outstanding
       outstanding immediately prior to the merger.                            immediately prior to the merger.  Executive
       Chubb's charter does not provide otherwise.                             Risk's charter does not provide otherwise.
o   Under New Jersey corporation law, a sale of all                     o   Under Delaware corporation law, a sale of all or
    or substantially all of a Chubb's assets outside of                     substantially all of a corporation's assets requires
    the regular course of business requires the                             the approval of the board of directors and the
    approval of the board of directors and the                              holders of a majority of the outstanding stock of
    affirmative vote of two-thirds of the votes cast by                     the corporation entitled to vote on the sale.
    shareholders entitled to vote on the sale.
                                      STATE LAWS REGARDING DISSOLUTION AND LIQUIDATION
                                                   Voluntary Dissolution
o   Under New Jersey law, the dissolution of Chubb                      o   Delaware law generally provides that the
    must be approved by the holders of two-thirds of                        dissolution of a Delaware corporation must be
    the votes cast by shareholders entitled to vote on                      approved first by a majority of the whole board
    the dissolution.                                                        of directors and then recommended to the
                                                                            stockholders and approved by the holders of a
                                                                            majority of all votes entitled to be cast by each
                                                                            voting group entitled to vote on the dissolution,
                                                                            unless the charter of the corporation requires a
                                                                            greater or lesser vote.  There are no provisions in
                                                                            the Executive Risk charter that modify Delaware
                                                                            law requirements for dissolution.
                                                     Liquidation Rights
o   In the event of the liquidation, dissolution or                     o   In the event of the liquidation, dissolution or
    winding-up of the affairs of Chubb, holders of                          winding-up of the affairs of Executive Risk,
    outstanding Chubb common shares are entitled to                         holders of outstanding shares of Executive Risk
    share, in proportion to their respective interests,                     common stock are entitled to share ratably and
    in Chubb's assets and funds remaining after                             equally with all other holders of common shares,
    payment, or provision for payment, of all debts                         in Executive Risk's assets and funds remaining
    and other liabilities of Chubb and the amounts to                       after payment to the holders of preferred shares
    which the holders of preferred stock shall be                           of the specific amounts which they are entitled to
    entitled.                                                               receive upon liquidation.
o   Holders of shares of Chubb's Series B
    Participating Cumulative Preferred Stock, none of
    which are currently outstanding, are entitled to a
    liquidation preference of:
    o   $1,000 per share, in the event of a voluntary
    liquidation, dissolution or winding-up, plus
    an amount equal to accrued and unpaid
    dividends and distributions thereon, whether
    or not declared, to the date of the payment,
    provided that the holders shall be entitled to
    receive an aggregate amount per share of not
    less than 1,000 times the aggregate amount
    to be distributed per share to holders of
    common shares.

               State Anti-Takeover Laws

               Chubb.

               There are provisions of New Jersey law, the Chubb charter and the Chubb by-laws that may be deemed to have an anti-takeover effect. These provisions are designed to protect shareholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with Chubb to negotiate with the board of directors for the fair and equitable treatment of all shareholders.

               New Jersey has adopted a type of anti-takeover statute known as a "business combination" statute. Subject to numerous qualifications and exceptions, the statute prohibits an interested shareholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation's board approved the transaction prior to the shareholder becoming an interested shareholder. In addition, New Jersey corporations may not engage at any time in a business combination with any interested shareholder of that corporation unless the transaction receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder's stock acquisition date or the transaction meets minimum financial terms specified in the statute. An "interested shareholder" is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate or associate of the corporation who within the prior five-year period has at any time owned 10% or more of the voting power. The term "business combination" is defined broadly to include, among other things,

               o the merger or consolidation of the corporation with the
                 interested shareholder or any corporation that after the merger or consolidation would be an affiliate or associate of the interested shareholder,

               o the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested shareholder or any affiliate or associate of the interested shareholder of 10% or more of the corporation's assets, or

               o the issuance or transfer to an interested shareholder or any affiliate or associate of the interested shareholder of 5% or more of the aggregate market value of the stock of the corporation.

               The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be "frozen out" after the merger, by prohibiting transactions in which an acquiror could favor itself at the expense of minority shareholders. The New Jersey statute applies to New Jersey corporations that are organized under New Jersey law and have either their principal executive offices or significant business operations located in New Jersey. A New Jersey corporation may not opt out of the foregoing provisions.

               Executive Risk.

               Executive Risk is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that this stockholder became an interested stockholder, unless

               o prior to the date the stockholder became an interested
                 stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation,

               o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in circumstances specified in Section 203, or

               o on or after the date the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

               In Delaware, a business combination includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own 15 percent or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things,

               o the corporation's original charter contains a provision
                 expressly electing not to be governed by Section 203 or

               o 12 months have passed after the corporation, by action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its charter or by-laws expressly electing not to be governed by Section 203.

               Executive Risk has not elected not to be governed by Section 203 and, therefore, the restrictions imposed by Section 203 apply to Executive Risk.

Stockholder Rights Plans

               Chubb.

               Chubb has a shareholder rights plan under which each shareholder has one right for each share of common stock held. Each right entitles the registered holder to purchase from Chubb a unit consisting of one one-thousandth of a share of Chubb's Series B Participating Cumulative Preferred Stock, par value $1.00 per share, at a purchase price of $240 per unit. The rights are subject to adjustment to prevent dilution of the interests represented by each right. The description and terms of the rights are set forth in the Rights Agreement dated as of March 12, 1999 by and between Chubb and First Chicago Trust Company of New York, as rights agent.

               The rights are attached to all outstanding shares of common stock and trade with the common stock until the rights become exercisable, and no separate rights certificates will be distributed. The Chubb common shares issued to Executive Risk stockholders as part of the merger will have the rights attached. The rights will separate from the common stock upon the earlier of:

               o 10 days following the date of any public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of common stock, or

               o 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group acquiring beneficial ownership of 20% or more of the outstanding shares of common stock.

               Until the date when the rights under Chubb's shareholder rights plan separate from the common stock, or an earlier date on which these rights are redeemed, exchanged or expire,

               o the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates,

               o all common stock certificates issued after March 31, 1999 will contain a notation incorporating the terms of the shareholder rights plan by reference, and

               o the surrender for transfer of any certificates for common stock will also constitute the transfer of the rights associated with the common stock represented by those common stock certificates.

               The rights under Chubb's shareholder rights plan are not exercisable until the date when the rights separate from the common stock and will expire at the close of business on March 12, 2009 unless previously redeemed or exchanged by Chubb as described below.

               As soon as practicable after the date when the rights under Chubb's shareholder rights plan separate from the common stock, right certificates will be mailed to holders of record of common stock as of the close of business on the date when the rights separate from the common stock and, after that time, the separate right certificates alone will represent the rights. Only shares of common stock issued prior to the date when the rights under Chubb's shareholder rights plan separate from the common stock will be issued with rights.

               At any time after any person or group has become the beneficial owner of 20% or more of the outstanding shares of Chubb common stock, but before that person or group becomes the beneficial owner of 50% or more of the outstanding shares of Chubb common stock or the occurrence of any of the events described in the next paragraph, Chubb's board of directors may exchange all or part of the rights, other than rights beneficially owned by that beneficial owner of 20% or more of the outstanding shares of Chubb common stock, for shares of common stock at an exchange ratio of one share of common stock per right.

               In the event that any person becomes the beneficial owner of 20% or more of the outstanding shares of common stock, proper provision will be made so that each holder of a right, other than rights that are, or were, beneficially owned by the beneficial owner of 20% or more of the outstanding shares of common stock at any time it was the beneficial owner of 20% or more of the outstanding shares of common stock or were owned by that 20% beneficial owner but were transferred with the express purpose of avoiding the nullification of the rights, which will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. In the event that, at any time following the date of any public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding shares of common stock, (1) Chubb is acquired in a merger or other business combination transaction, or (2) 50% or more of Chubb's assets or earning power is sold, each holder of a right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

               The rights may be redeemed in whole, but not in part, at a price of $.01 per right by Chubb's board of directors at any time prior to the time any person or group has become an owner on 20% or more of the outstanding shares of common stock.

               Chubb's shareholder rights plan provides that a committee comprised of the independent directors of the Chubb board of directors, designated as the Independent Directors Committee, shall review the Shareholder Rights Plan to evaluate whether the shareholder rights plan continues to be in the best interests of Chubb and its shareholders on an annual basis and upon the occurrence of events which would lead the committee to believe that a person or group of affiliated or associated persons may acquire beneficial ownership of 20% or more of the outstanding shares of common stock. If deemed appropriate, the committee will recommend to Chubb's full board of directors to redeem the rights.

               Immediately upon the action of Chubb's board of directors ordering redemption of the rights, the rights will terminate and thereafter the only right of the holders of rights will be to receive the redemption price.

               Until a right is exercised, the holder of a right will have no rights as a shareholder of Chubb, beyond those as an existing shareholder, including the right to vote or to receive dividends. As long as the rights are attached to the common stock, Chubb will issue one right with each new share of common stock issued.

               Executive Risk.

               On December 30, 1993, the board of directors of Executive Risk declared a dividend of one right for each share of common stock, par value
$.01 per share, and each share of class B common stock, par value $.01 per share, of Executive Risk. The dividend was payable on January 1, 1994 to the stockholders of record on that date. In addition, Executive Risk has authorized the issuance of one right with respect to each share of common stock that shall become outstanding between January 1, 1994 and the earliest of:

               o the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock,

               o the date when the board of directors of Executive Risk elect to redeem the rights and

               o the date when the rights will expire.

Each right entitles the registered holder to purchase from Executive Risk one share of common stock at a price of $60.32 per share of common stock, subject to adjustment. On May 27, 1997, Executive Risk amended and restated its charter to eliminate the authorization of class B common stock, and no shares of class B common stock are outstanding. The description and terms of rights are set forth in an Amended and Restated Rights Agreement dated as of November 12, 1998, by and between Executive Risk and ChaseMellon Shareholder Services, L.L.C., as successor to Mellon Bank, N.A., as rights agent.

               Initially, the rights will be attached to all common share certificates and no separate rights certificates will be issued. Separate certificates evidencing the rights will be mailed to holders of record of the common shares as of the close of business on the earlier to occur of (1) the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common shares or (2) the date as may be determined by action of the board of directors of Executive Risk following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common shares.

               The Executive Risk rights agreement provides that, until the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock, or earlier redemption or expiration of the Rights,

               o the rights will be transferred with and only with the common shares,

               o new common share certificates issued after January 1, 1994 upon transfer or new issuance of common shares will contain a notation incorporating the rights agreement by reference, and

               o the surrender for transfer of any certificates for common shares outstanding as of January 1, 1994 will also constitute the transfer of the rights associated with the common shares represented by the certificate.

               The rights are not exercisable until the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock. The rights will expire on January 1, 2004, unless this expiration date is extended or unless the rights are earlier redeemed or exchanged by Executive Risk, in each case, as described below.

               If a person or group becomes the beneficial owner of 15% or more of the outstanding shares of Executive Risk Stock, each holder of a right, other than that 15% beneficial owner, will thereafter have the right to receive, upon exercise, common stock or, in other circumstances set forth in the rights agreement, other similar securities of Executive Risk, having a value equal to two times the exercise price of the right. Notwithstanding any of the foregoing, following the existence of a 15% beneficial owner, all rights that are, or, under those circumstances specified in the rights agreement were, beneficially owned by any 15% beneficial owner will be null and void.

               In the event that Executive Risk is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become a 15% beneficial owner, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise of a right at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the exercise price of the right. In the event that any person or group becomes a 15% beneficial owner, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the 15% beneficial owner, which will thereafter be void, will thereafter have the right to receive upon exercise that number of common stock having a market value of two times the exercise price of the right.

               At any time after any person or group becomes a 15% beneficial owner and prior to the acquisition by that person or group of 50% or more of the outstanding common shares, the board of directors of Executive Risk may exchange the rights, other than rights owned by that 15% beneficial owner which will have become void, in whole or in part, at an exchange ratio of one share of common stock, or, in other circumstances specified in the rights agreement, other similar securities of Executive Risk, per right, subject to adjustment.

               At any time prior to the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock, the board of directors of Executive Risk may redeem the rights, in whole but not in part, at a price of $.01 per right. The redemption of the rights may be made effective at the time, on the basis and with the conditions as the board of directors of Executive Risk, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive a price of $.01 per right.

               Prior to the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock, Executive Risk and ChaseMellon Shareholder Services, L.L.C. shall, if Executive Risk so directs, supplement or amend any provision of the rights agreement without the approval of any holders of certificates representing shares of common stock. On and after the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock, Executive Risk and ChaseMellon Shareholder Services, L.L.C. shall, if Executive Risk so directs, supplement or amend the rights agreement without the approval of any holders of right certificates to

               o cure any ambiguity,

               o correct or supplement any provision contained in the rights agreement which may be defective or inconsistent with any other provisions herein,

               o shorten or lengthen any time period hereunder, or

               o to change or supplement the provisions hereof in any manner which Executive Risk may deem necessary or desirable and which shall not adversely affect the interests of the holders of right certificates;

provided, however, the rights agreement may not be supplemented or amended to lengthen a time period relating to when the rights may be redeemed if the rights are not then redeemable, or any other time period, unless this lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of rights. Notwithstanding anything contained in the rights agreement to the contrary, no supplement or amendment shall be made which changes the redemption price of $.01 per right, the expiration date of the rights, the purchase price of the rights or the number of shares of common stock for which a right is exercisable. Prior to the date when separate certificates evidencing the rights are mailed to record holders of Executive Risk common stock, the interests of the holders of rights shall be deemed coincident with the interests of the holders of common stock.

               The number of outstanding rights and the number of shares of common stock issuable upon exercise of each right are subject to adjustment.

               Until a right is exercised, the holder of a right will have no rights as a stockholder of Executive Risk, including, without limitation, the right to vote or to receive dividends.

               The Executive Risk board on February 6, 1999 voted to exempt the merger from the effects of the rights agreement.

Listing or Quotation of Chubb Common Shares; Delisting of Executive Risk Common Stock

               It is a condition to the merger that Chubb common shares issuable in the merger be approved for listing on the New York Stock Exchange on or prior to the effective time of the merger, subject to official notice of issuance. If the merger is consummated, shares of Executive Risk common stock will cease to be listed on the New York Stock Exchange.


                                  LEGAL MATTERS

               The validity of the Chubb common shares to be issued to Executive Risk stockholders pursuant to the merger will be passed upon by Shanley & Fisher, Professional Corporation, New Jersey counsel to Chubb. It is a condition to the consummation of the merger that Executive Risk receives an opinion from Dewey Ballantine LLP and Chubb receives an opinion from Davis Polk & Wardwell, to the effect that, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The conditions for consummation of the merger are described under the heading "Principal Provisions of the Merger Agreement--Conditions to the Consummation of the Merger" and details of the tax opinion are provided under the heading "The Merger--Material Federal Income Tax Consequences".


                                     EXPERTS

               The consolidated financial statements and financial statement schedules of Chubb incorporated by reference into or included in Chubb's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated by reference in the proxy statement of Executive Risk, which is referred to and made a part of this prospectus and registration statement of Chubb, have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect to those consolidated financial statements and financial statement schedules, and are incorporated in this prospectus and registration statement of Chubb by reference in reliance upon these reports given upon the authority of that firm as an expert in accounting and auditing.

               The consolidated financial statements and financial statement schedule of Executive Risk included in Executive Risk's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated by reference in the proxy statement of Executive Risk, which is referred to and made a part of this prospectus and registration statement of Chubb, have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect to those consolidated financial statements and financial statement schedule and are incorporated in this prospectus and registration statement of Chubb by reference in reliance upon these reports given upon the authority of that firm as an expert in accounting and auditing.

               With respect to the unaudited consolidated financial statements included in Executive Risk's Quarterly Report on Form 10-Q for the quarters ended March 31, 1999 and March 31, 1998, incorporated by reference in the Proxy Statement of Executive Risk, which is referred to and made a part of this Prospectus and Registration Statement of Chubb, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in Executive Risk's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the 1933 Act.


                          FUTURE STOCKHOLDER PROPOSALS

               Executive Risk does not intend to hold an 1999 Annual Meeting of Stockholders because of the merger. Therefore, it has not delivered proxy materials for an annual meeting. If proxy materials are required to be delivered and completion of the merger does not occur, however, the board of directors of Executive Risk will call an annual meeting of stockholders as promptly as practicable to conduct regular business. Also, if proxy materials are required to be delivered and completion of the merger does not occur, stockholder proposals intended to be presented at the 2000 Annual Meeting of stockholders of Executive Risk must be received by the Secretary of Executive Risk by December 31, 1999 for inclusion in the proxy materials for that meeting.


                       WHERE YOU CAN FIND MORE INFORMATION

               Chubb and Executive Risk file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800- SEC-0330 for further information on the public reference rooms. Chubb's and Executive Risk's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

               Chubb filed a Registration Statement on Form S-4 to register with the SEC the Chubb common shares to be issued to Executive Risk stockholders in the merger. This document is a part of that Registration Statement and constitutes a prospectus of Chubb in addition to being a proxy statement of Executive Risk for its special meeting. As permitted by SEC rules, this document does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

               The SEC allows Chubb and Executive Risk to "incorporate by reference" information into this document, which means that Chubb and Executive Risk can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that Chubb and Executive Risk have previously filed with the SEC. These documents contain important information about Chubb and Executive Risk and their financial performance.


      Chubb SEC Filings
      (File No. 1-8661)                     Period
      -----------------                     ------

Quarterly Report on Form 10-Q               Quarter ended March 31, 1999

Annual Report on Form 10-K                  Fiscal year ended December 31, 1998

Current Reports on Form 8-K                 Filed on March 30, 1999 and March
                                            15, 1999, February 10, 1999,
                                            January 19, 1999

Description of Chubb Common Stock from      Filed on February 2, 1984
Registration Statement on Form 8-A



               Chubb is also incorporating by reference additional documents that Chubb files with the SEC between the date of this document and the date of the Executive Risk special meeting.


    Executive Risk's SEC Filings
          (File No. 1-12800)                Period
    ----------------------------            ------

Quarterly Report on Form 10-Q               Quarter ended March 31, 1999

Annual Report on Form 10-K                  Fiscal year ended December 31, 1998
                                            (as amended on May 28, 1999)

Current Reports on Form 8-K                 Filed on February 9, 1999

Description of Executive Risk Common Stock Filed on May 8, 1996 from Registration Statement on Form 8-A/A


               Executive Risk is also incorporating by reference additional documents that Executive Risk files with the SEC between the date of this document and the date of the Executive Risk special meeting.

               Chubb has supplied all information contained or incorporated by reference in this document relating to Chubb, and Executive Risk has supplied all the information contained or incorporated by reference in this document relating to Executive Risk.

               You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from Chubb or Executive Risk, as appropriate, or the SEC. Documents incorporated by reference are available from Chubb or Executive Risk, as appropriate, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference in this document. Stockholders may obtain documents incorporated by reference in this document by Chubb by requesting them in writing or by telephone at the following address:

                              The Chubb Corporation
                              15 Mountain View Road
                          Warren, New Jersey 07061-1615
                               Tel: (908) 903-3561

Stockholders may obtain documents incorporated by reference in this document by Executive Risk by requesting them in writing or by telephone at the following address:

                               Executive Risk Inc.
                               82 Hopmeadow Street
                                  P.O. Box 2002
                        Simsbury, Connecticut 06070-7683
                               Tel: (860) 408-2000

               If you would like to request documents from Chubb or Executive Risk, please do so by July 5, 1999 to receive them before the Executive Risk stockholder meeting. Chubb or Executive Risk will send requested documents by first-class mail within one business day of receiving the request.

               You should rely only on the information contained or incorporated by reference in this document to vote on the merger agreement proposal. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated June 11, 1999. You should not assume that the information contained in this document is accurate as of any date other than this date, and neither the mailing of this document to stockholders nor the issuance of Chubb common shares in the merger shall create any implication to the contrary.